       As filed with the Securities and Exchange Commission June 25, 2001.
                                                     Registration No. 333-60688


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ---------------


                                AMENDMENT NO. 2
                                       TO
                                    FORM S-3
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933



                                 ---------------

                                LENDINGTREE, INC.
             (Exact name of Registrant as specified in its charter)

                                    DELAWARE
                         (State or other jurisdiction of
                         incorporation or organization)

                                   13-3931821
                      (I.R.S. Employer Identification No.)

                                ---------------
                              11115 RUSHMORE DRIVE
                         CHARLOTTE, NORTH CAROLINA 28277
                                 (704) 541-5351
    (Address, Including Zip Code, and Telephone Number, Including Area Code,
                of each Registrant's Principal Executive Offices)

                                 ---------------
                              MR. DOUGLAS R. LEBDA
                             CHIEF EXECUTIVE OFFICER
                                LENDINGTREE, INC.
                              11115 RUSHMORE DRIVE
                         CHARLOTTE, NORTH CAROLINA 28277
                                 (704) 541-5351
            (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent for Service)

                                    Copy to:

      DAVID J. GOLDSCHMIDT, ESQ.                     MR. ROBERT J. FLEMMA, JR.
SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP                GENERAL COUNSEL
           4 TIMES SQUARE                              LENDINGTREE, INC.
      NEW YORK, NEW YORK 10036                        11115 RUSHMORE DRIVE
           (212) 735-3574                        CHARLOTTE, NORTH CAROLINA 28277
                                                          (704) 541-5351

                                ---------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
 AT SUCH TIME OR TIMES AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT
                  AS THE SELLING STOCKHOLDERS SHALL DETERMINE.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box.
[ ]

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with
dividend or interest reinvestment plans, check the following box.   [X]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier
effective registration statement for the same offering.   [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration
statement for the same offering.   [ ]

         If delivery of the prospectus is expected to be made pursuant to Rule
434, please check the following box.   [ ]

                                ---------------

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

                         CALCULATION OF REGISTRATION FEE

                                                                   PROPOSED MAXI-         PROPOSED MAXIMUM            AMOUNT OF
TITLE OF EACH CLASS OF SECURITIES TO BE       AMOUNT TO BE          MUM OFFERING         AGGREGATE OFFERING          REGISTRATION
              REGISTERED                       REGISTERED         PRICE PER UNIT(1)           PRICE(1)                  FEE(4)
---------------------------------------       ------------        -----------------      ------------------          ------------
Common stock, $0.01 par value (2)(3)           24,099,365              $5.63               $135,679,424.95            $33,919.86

(1) ESTIMATED SOLELY FOR THE PURPOSE OF CALCULATING THE REGISTRATION FEE; COMPUTED IN ACCORDANCE WITH RULE 457(C) ON THE BASIS OF THE AVERAGE OF THE HIGH AND LOW SALES PRICES FOR A SHARE OF LENDINGTREE COMMON STOCK ON MAY 8, 2001 AS REPORTED ON THE NASDAQ NATIONAL MARKET.

(2) INCLUDES RIGHTS TO PURCHASE LENDINGTREE SERIES A JUNIOR PARTICIPATING PREFERRED STOCK, OR RIGHTS. PRIOR TO THE OCCURRENCE OF CERTAIN EVENTS, THE RIGHTS WILL NOT BE EXERCISABLE OR EVIDENCED SEPARATELY FROM LENDINGTREE COMMON STOCK.

(3) THE REGISTRANT IS REGISTERING FOR RESALE BY CERTAIN SELLING SECURITY HOLDERS, SHARES OF COMMON STOCK THAT MAY BE ISSUABLE UPON CONVERSION OF CERTAIN SHARES OF SERIES A 8% CONVERTIBLE PREFERRED STOCK OF THE REGISTRANT AND THE EXERCISE OF CERTAIN WARRANTS OF THE REGISTRANT. PURSUANT TO RULE 416 OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS REGISTRATION STATEMENT ALSO REGISTERS SUCH ADDITIONAL NUMBER OF SHARES OF THE REGISTRANT'S COMMON STOCK AS MAY BECOME ISSUABLE UPON EXERCISE OF THE WARRANTS OR UPON CONVERSIONS OF THE SERIES A 8% CONVERTIBLE PREFERRED STOCK AS A RESULT OF STOCK SPLITS, STOCK DIVIDENDS AND SIMILAR TRANSACTIONS.

(4)      Previously paid.

The information in this prospectus is not complete and may be changed. We may not sell the securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                    SUBJECT TO COMPLETION DATED, JUNE 25, 2001


PROSPECTUS

                                LENDINGTREE, INC.


                                     -------

         This is a public offering of LendingTree's common stock. LendingTree's stockholders are selling up to 24,099,365 shares.

         The shares offered by this prospectus include:

         - 12,183,276 shares owned by several of our institutional and individual investors who hold piggyback registration rights;

         - 639,077 shares that were issued in connection with our acquisition of certain assets of HomeSpace Services, Inc. on August 2, 2000;

         - 135,000 shares underlying warrants issued to Capital Z Partners, Ltd., through its affiliate, Specialty Finance Partners, in connection with its purchase of an equity rights certificate from us in September 2000;

         - 6,885,715 shares into which shares of our 8% convertible preferred stock are initially convertible, plus 3,428,817 shares of common stock which may be issuable as a result of dividends on the 8% convertible preferred stock;
         - 714,980 shares of common stock that are issuable upon the exercise of the ULLICO termination fee warrants and the ULLICO and Freddie Mac commitment fee warrants and interest fee warrants, with the number of interest warrants being calculated as if the full commitment amounts were drawn on both the Freddie Mac credit facility and the ULLICO credit facility on March 20, 2001 and not repaid until the respective outside termination dates under such facilities; and

         - 112,500 shares issuable upon exercise of the Merrill Lynch advisory fee warrants.

         We have agreed to bear all expenses, other than broker's commissions and similar charges, in connection with the registration and sale of the shares of common stock being offered by this prospectus.


         The prices at which the selling stockholders may sell the shares of common stock being offered by this prospectus will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any of the proceeds from the sale of the shares of common stock being offered by this prospectus.


         Our common stock is quoted on Nasdaq under the symbol "TREE." On June 22, 2001 the closing sales price for the common stock as reported on Nasdaq was $6.35 per share.


         INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" ON PAGE 6.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                           --------------------------

         The shares of common stock offered hereby are not savings accounts, deposits or other obligations of any savings bank or non-bank subsidiary of ours and are not insured by the Savings Association Insurance Fund or the Bank Insurance Fund of the Federal Deposit Insurance Corporation or any other government agency.

               The date of this prospectus is _____________, 2001.

                                TABLE OF CONTENTS

PROSPECTUS SUMMARY...............................................                 1

RISK FACTORS.....................................................                 6

FORWARD-LOOKING STATEMENTS.......................................                21

MARKET DATA......................................................                21

USE OF PROCEEDS..................................................                21

DIVIDEND POLICY..................................................                22

DILUTION.........................................................                23

SELECTED FINANCIAL DATA..........................................                25

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
  CONDITION AND RESULTS OF OPERATIONS............................                28

BUSINESS.........................................................                38

MANAGEMENT.......................................................                56

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS.............                79

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS,
  DIRECTORS AND MANAGEMENT.......................................                84

DESCRIPTION OF CAPITAL STOCK.....................................                89

SELLING STOCKHOLDERS.............................................               102

PLAN OF DISTRIBUTION.............................................               103

LEGAL MATTERS....................................................               105

EXPERTS..........................................................               105

WHERE YOU CAN FIND MORE INFORMATION..............................               105

PART II  INFORMATION NOT REQUIRED IN PROSPECTUS..................              II-1

EXHIBIT INDEX....................................................              II-7

         You should rely only on the information contained or incorporated by reference in this prospectus and in any accompanying prospectus supplement. No one has been authorized to provide you with different information.

         The shares of common stock are not being offered in any jurisdiction where the offer is not permitted.

         You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front cover of the documents.

                               PROSPECTUS SUMMARY

         This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including the more detailed information regarding LendingTree, the risks of purchasing our common stock discussed under "Risk Factors," and our financial statements and the accompanying notes.

                                LENDINGTREE, INC.

OVERVIEW

         We offer an Internet-based lending exchange for consumers and lenders. We attract consumer demand to the exchange through our proprietary website www.lendingtree.com, as well as through private-label and co-branded exchanges enabled by our technology platform, Lend-XSM. In addition, through our website, we provide access to other services related to owning, maintaining or buying and selling a home, including a network of real estate brokers.

         We also license and host our Lend-X Technology for use by other businesses, enabling them to create their own customized co-branded or private-label lending exchanges. Through these Lend-X partnerships, we can earn revenue both from technology fees related to customization, licensing and hosting the third-party exchange, as well as fees from network sources including transmission fees, closed- loan fees and brokerage fees.

         Consumers begin the LendingTree process on www.lendingtree.com by completing a simple online information request, referred to as a qualification form. Data from the qualification form, along with a credit score calculated from credit reports retrieved by the system, is compared to the underwriting criteria of lenders in our lender network. We currently have more than 100 participating lenders in our network. Consumers can receive up to four loan offers in response to a single credit request and then compare, review and accept the offer that best suits their needs. We believe that our participating lenders can generate new business that meets their specific underwriting criteria at a substantially lower cost of acquisition than they can through traditional marketing channels. Our exchange encompasses most consumer credit categories, including mortgages, home equity loans, automobile loans, credit cards and personal loans.

         We are not a lender. Rather, we are a lending exchange that seeks to drive efficiency and cost savings in the consumer credit markets for both consumers and lenders. We earn revenue from lenders that pay fees for every qualification form that meets their underwriting criteria and is transmitted to them, called transmission fees, and for loans that they close, called closed-loan fees. Our website is powered by our lending exchange technology platform, Lend-X.

         We were incorporated in the state of Delaware on June 7, 1996 and began serving consumers across the United States on July 1, 1998. Our principal executive offices are located at 11115 Rushmore Drive, Charlotte, North Carolina 28277, and our telephone number is (704) 541-5351.

RECENT DEVELOPMENTS

         FIRST QUARTER RESULTS

         During the first quarter of 2001, LendingTree recognized revenue of $12.3 million, which was nearly $3 million, or 28%, greater than the prior quarter and nearly 200% greater than the first quarter of 2000. Our net loss for the first quarter of 2001 was $10.2 million, or $0.52 per share, which declined approximately $5.0 million, or 32%, from the prior quarter. As of March 31, 2001, LendingTree had approximately $16.5 million in cash, cash equivalents and restricted investments available.

         MARCH 2001 FINANCING TRANSACTIONS

         In March 2001, we consummated a series of debt and equity financing transactions which are summarized below.

         Private Equity-Line. On March 7, 2001, we entered into a common stock purchase agreement with Paul Revere Capital Partners, Ltd. for the potential future issuance and sale of up to $24.0 million of our common stock. Under this arrangement, we, at our sole discretion, may exercise up to 24 drawdowns, pursuant to which Paul Revere is obligated to purchase that number of shares of our common stock specified in the drawdown notice. We are limited with respect to how often we can exercise a drawdown and the amount of each drawdown.

         8% Convertible Preferred Stock. On March 20, 2001, we entered into a preferred stock purchase agreement with various investors pursuant to which we issued and sold 3.7 million shares of 8% convertible preferred stock for $12.95 million, or $3.50 per share. This excludes 200,000 shares that were purchased by our Chief Executive Officer with funds he obtained from a $700,000 loan from us. On April 30, 2001, we issued an additional 128,571 shares for $450,000. The shares of 8% convertible preferred stock are convertible, at the option of the holder, into the number of shares of common stock determined by dividing the then current stated value per share plus accrued but unpaid dividends by the conversion price. The conversion price is the initial purchase price of $3.50 per share, subject to adjustment from time to time. The 8% convertible Preferred Stock votes on an as-if-converted basis on all matters that are presented to our common stockholders. For additional information regarding the terms of our 8% convertible preferred stock, see the section of this prospectus entitled "Description of Capital Stock-Preferred Stock-8% Convertible Preferred Stock-Dilution and Price Protection" below.

         Exercise of Specialty Finance Partners Equity Rights Certificate. On September 29, 2000, Capital Z Partners, our largest stockholder, through its affiliate, Specialty Finance Partners, purchased an equity rights certificate from us for $10 million. This equity rights certificate was initially exercisable for 1,253,918 shares of our common stock, equivalent to $7.975 per share, and warrants to purchase 225,000 shares of our common stock with an initial exercise price of $7.975. The equity rights certificate contained anti-dilution and price protection provisions, including provisions that entitled Specialty Finance Partners to receive additional shares of our common stock or other securities upon the occurrence of subsequent events. Such events included, among others, a subsequent financing in which we received consideration of at least $15 million. Pursuant to its terms, this equity rights certificate was converted into 2,857,143 shares of our 8% convertible preferred stock at an effective conversion rate equal to $3.50 per share in conjunction with the March 2001 closing of the 8% convertible preferred stock financing described above. No additional purchase price was required to be paid for the shares of 8% convertible preferred stock issued upon conversion of the equity rights certificate. Capital Z also received a commitment fee warrant to purchase 135,000 shares of our common stock with an initial exercise price of $7.975 per share, which was reduced to $3.762 per share in conjunction with the closing of the 8% convertible preferred stock financing.

         ULLICO Revolving Line of Credit. On March 7, 2001, we entered into a two-year $5.0 million revolving credit agreement with ULLICO. Interest on borrowings accrues at 6% per annum in cash and additional interest at the rate of 6% per annum payable in the form of 5-year warrants to purchase our common stock with an exercise price of $.01 per share. The number of interest warrants ULLICO will be entitled to receive is based on the average loan amount outstanding multiplied by 14% per annum and divided by $3.99. In addition, as a commitment fee, we issued ULLICO warrants to purchase 40,000 shares of our common stock with an exercise price of $.01 per share.

         Freddie Mac Revolving Loan. On March 7, 2001, we entered into a two-year $2.5 million revolving loan agreement with Freddie Mac and amended the terms of our existing software licensing arrangement with Freddie Mac. Interest on borrowings accrues at 10% per annum in cash and additional interest at the rate of 10% per annum payable in the form of 5-year warrants to purchase our common stock with an exercise price of $.01 per share. In addition, as a commitment fee, we issued Freddie Mac warrants to purchase 12,500 shares of our common stock with an exercise price of $.01 per share. The number of shares Freddie Mac will be entitled to receive is based on an average amount outstanding on the revolving line of credit multiplied by 10% per annum divided by $3.99.

         ACQUISITION

         On August 2, 2000, we acquired certain assets and assumed certain liabilities of HomeSpace Services, Inc., a Delaware company engaged in the business of maintaining a website offering consumers access to real estate broker referral services, residential mortgage loans and a full array of related home services. The aggregate consideration for the HomeSpace transaction was approximately $11.2 million, consisting of $6.2 million in cash, 639,077 shares of our restricted common stock, valued at $4.7 million and $0.3 million of assumed liabilities. At closing, 169,851 shares of our common stock were placed in escrow in the event of any post-closing indemnification claims and $4.2 million in cash was placed in escrow to be paid to trade creditors of HomeSpace.

                             SUMMARY FINANCIAL DATA

         The following table sets forth summary financial and balance sheet data for our business. The statement of operations data for the quarters ended March 31, 2000 and 2001 and the balance sheet data as of March 31, 2001 are unaudited. The statement of operations data for the years ended December 31, 1998, 1999 and 2000, and the balance sheet data as of December 31, 1999 and 2000, are derived from, and are qualified by reference to, our financial statements which have been audited by PricewaterhouseCoopers LLP and are included in this prospectus. Historical results are not necessarily indicative of the results to be expected in the future.

                                                                                                                THREE MONTHS
                                                                         YEAR ENDED DECEMBER 31,              ENDED MARCH 31,
                                                                  -----------------------------------      ----------------------
                                                                    1998         1999          2000          2000          2001
                                                                  -------      --------      --------      --------      --------
                                                                                                                (Unaudited)
                                                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:

Revenue:
  Network ..............................................          $   273      $  6,112      $ 27,465      $  4,373      $ 11,244
Lend-X Technology ....................................                136           852         3,348           110         1,012
                                                                  -------      --------      --------      --------      --------
    Total revenue ......................................              409         6,964        30,813         4,483        12,256
                                                                  -------      --------      --------

Cost of revenue:
  Network ..............................................              235         2,209         7,568         1,536         3,036
  Lend-X Technology ....................................              149           312         1,804           127           450
                                                                  -------      --------      --------      --------      --------
    Total cost of revenue ..............................              384         2,521         9,372         1,663         3,486
                                                                  -------      --------      --------      --------      --------
Gross profit ...........................................               25         4,443        21,441         2,820         8,770
                                                                  -------      --------      --------      --------      --------

Operating Expenses:
  Product development ..................................            1,051         1,109         2,677           515         1,085
  Marketing and advertising ............................            2,494        18,528        56,599        14,886         8,874
  Sales, general and administrative ....................            2,955        10,056        28,268         5,186         9,093
                                                                  -------      --------      --------      --------      --------
    Total operating expenses ...........................            6,500        29,693        87,544        20,587        19,052
                                                                  -------      --------      --------      --------      --------

Loss from operations ...................................           (6,475)      (25,250)      (66,103)      (17,767)      (10,282)
  Interest income, net .................................               41           505         2,145           537           115
  Loss on impaired investment ..........................               --            --        (1,900)           --            --
  Miscellaneous expense, net ...........................               --            --          (145)           --            --
  Accretion and dividends related to preferred stock ...              (24)       (2,816)       (2,461)       (2,461)          (73)
                                                                  -------      --------      --------      --------      --------
Net loss attributable to common stockholders ...........          $(6,485)     $(27,561)     $(68,464)     $(19,691)     $(10,240)
                                                                  =======      ========      ========      ========      ========
Basic and diluted net loss per common share ............          $ (1.88)     $  (7.74)     $  (4.15)     $  (2.07)     $   0.52
                                                                  =======      ========      ========      ========      ========
Weighted average shares used in computing basic and
  diluted net loss per common share ....................            3,435         3,560        16,512         9,525        19,838
                                                                  =======      ========      ========      ========      ========

                                                                     AS OF DECEMBER 31,           AS OF MARCH 31,
                                                                  ------------------------     --------------------
                                                                    1999            2000               2001
                                                                  -------          -------           --------
                                                                                (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents, restricted and short term
investments ............................................          $29,472          $12,716           $16,480
Working capital ........................................           26,474            7,937            11,435
Total assets ...........................................           33,767           37,957            40,241
Long-term capital lease obligations ....................               --              848               689
Mandatorily redeemable preferred securities ............               --               --            21,484
Convertible preferred stock ............................           59,118               --                --
Total stockholders' equity (deficit) ...................           27,737           23,696             4,661

                                  RISK FACTORS

         Any investment in our common stock involves a high degree of risk. You should consider carefully the following information about these risks, together with the other information contained in this prospectus, before you decide to buy our common stock. If any of the following risks actually occur, our business, financial condition or results of operations would likely suffer. In this case, the market price of our common stock could decline, and you may lose all or part of the money you paid to buy our common stock.

                    RISKS RELATED TO OUR FINANCIAL CONDITION

IF WE ARE UNABLE TO OBTAIN ADDITIONAL FUNDS FROM OTHER FINANCINGS WE MAY HAVE TO SIGNIFICANTLY CURTAIL THE SCOPE OF OUR OPERATIONS AND ALTER OUR BUSINESS MODEL.

         We must achieve profitability for our business model to succeed. Prior to accomplishing this goal, we may need to raise additional funds, from equity or debt sources. Our cash requirements are substantial, and, despite the fact that we have raised approximately $13.4 million in a recent preferred stock transaction, have $7.5 million available under our revolving credit facilities, and may have additional amounts available under our equity line of credit, we still may not have sufficient cash to meet our cash needs for the long-term. If additional financing is not available when required or is not available on acceptable terms, we may be unable to continue our operations at current levels. In addition, any failure to raise additional funds in the future may result in our inability to successfully promote our brand name, develop or enhance our Lend-X Technology or other services, take advantage of business opportunities or respond to competitive pressures, any of which could have a material adverse effect on our financial condition and results of operations.

OUR BUSINESS MODEL IS UNPROVEN AND COULD FAIL.

         Our business model and profit potential are unproven and we cannot assure you that we will be able to become profitable. To achieve profitability in our exchange segment, our revenue per consumer must consistently exceed not only the costs of attracting a consumer to our website, but also the costs of inducing the consumer to use our services. Historically, this has not been the case. Our revenue model depends heavily on revenue generated from lenders participating in our network who pay us fees based upon their receipt of credit requests, and fees based upon loan closings. We also license our Lend-X Technology to other companies, who can create single and multi-lender online exchanges. To become profitable, we must achieve and maintain broad market acceptance of our service by both lenders and consumers who have traditionally used other means to lend and borrow money. In addition, we must attract a sufficient number of consumers with credit profiles that our lenders target. Our online lending exchange model may not gain or maintain the widespread acceptance necessary to support our business, in which case we may find it necessary to alter our business model. We cannot accurately predict what, if any, changes we would make to our business model in response to the uncertainties in the online lending market. These changes might include shifting all or a portion of our fees to consumers or reducing fees currently charged to lenders to expand volume more quickly. Shifting fees to consumers may not be feasible, as other companies may be able to offer comparable services with no fees. If we are not able to anticipate and adapt to changes in the industry or if our business model is not successful, we may be unable to expand our business and the value of your investment could be significantly reduced.

WE HAVE A HISTORY OF LOSSES AND EXPECT LOSSES FOR 2001.

         We have never been profitable. We incurred losses from operations of approximately $66.1 million in 2000. As of December 31, 2000, we had an accumulated net deficit of approximately $98.1 million. We anticipate that our future expense levels will continue to exceed future revenue based on our operating plans for 2001. We may find it necessary to accelerate expenditures relating to our sales and marketing efforts or otherwise increase our financial commitment to creating and maintaining brand awareness among consumers and lenders. If our revenue grows at a slower rate than we anticipate, or if our spending levels exceed our expectations or cannot be adjusted to reflect slower revenue growth, we may not achieve or sustain profitability.

OUR LIMITED OPERATING HISTORY MAKES OUR BUSINESS AND PROSPECTS DIFFICULT TO EVALUATE.

         We have a limited operating history. We were formed in 1996 and began serving consumers across the United States in July 1998. There is no significant historical basis to assess how we will respond to competitive, economic or technological challenges. Our business and prospects must be considered in light of the risks and uncertainties frequently encountered by companies in the early stages of development, particularly companies like ours, that operate in new and rapidly developing online exchanges. Our failure to address these risks and uncertainties could materially impact our results of operations and financial condition.

OUR OPERATING RESULTS MAY BE NEGATIVELY IMPACTED BY FLUCTUATIONS IN INTEREST RATES.

         During the fiscal year ended December 31, 2000, revenue earned from mortgage lenders, traditionally a market segment that is greatly impacted by changes in interest rates, represented approximately 38% of our total revenue. While interest rates were rising from January 2000 through July 2000 and relatively steady from July 2000 through December 2000, our business continued to show increases in website traffic, transmitted qualification forms for mortgages and revenue from closed-loan fees for mortgages over the corresponding periods of 1999. However, during future periods of rising interest rates we may experience a decline in consumer traffic to our website and during periods of robust credit demand, typically associated with falling interest rates, lenders may have less incentive to use our exchange. Either of these events could reduce our revenue and we cannot assess the effects of interest rates on our business over a broad range of interest rate environments.

SUBSTANTIALLY ALL OF OUR ASSETS ARE PLEDGED UNDER AN EXISTING REVOLVING CREDIT ARRANGEMENT AND CAPITAL LEASE OBLIGATIONS, AND WE MAY BE REQUIRED TO COLLATERALIZE THE BALANCE OF ONE OF OUR CAPITAL LEASES WITH CASH.

         Substantially all of our assets are pledged under the ULLICO revolving credit arrangement and existing capital lease obligations. A covenant in one of our capital lease agreements requires that we maintain a cash balance of not less than $5 million throughout the term of the lease. If our cash balance falls below $5 million at the end of a period, we will be required to collateralize the balance of the lease with cash.

         In addition, important components of our intellectual property are subject to an amended software customization, license and services agreement by and between LendingTree and the Federal Home Loan Mortgage Corporation, pursuant to which our code software will be released to Freddie Mac from escrow if we fail to meet specified repayment obligations, financial covenants or reporting requirements.

                    RISKS RELATED TO OUR MARKETS AND STRATEGY

OUR FUTURE SUCCESS IS DEPENDENT UPON INCREASED ACCEPTANCE OF THE INTERNET BY CONSUMERS AND LENDERS AS A MEDIUM FOR LENDING.

         If consumer and lender acceptance of our online exchange does not increase, our business will not succeed and the value of your investment may be adversely affected. The online lending market is new and rapidly developing. The adoption of online lending in general, and our exchange in particular, requires the acceptance of a new way of conducting business, exchanging information and applying for credit by consumers, as well as acceptance by lenders that have historically relied upon traditional lending methods. As a result, we cannot be sure that we will be able to compete effectively with traditional borrowing and lending methods.

LENDERS IN OUR NETWORK ARE NOT PRECLUDED FROM OFFERING CONSUMER CREDIT PRODUCTS OUTSIDE OUR EXCHANGE.

         If a significant number of our potential consumers are able to obtain loans from our participating lenders without utilizing our service, our ability to generate revenue may be limited. Because we do not have exclusive relationships with the lenders whose loan products are offered on our online exchange, consumers may obtain offers and loans from these lenders without using our service. Our lenders can


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

offer their products directly to consumers through brokers, mass marketing campaigns, or through other traditional methods of credit distribution. These lenders can also offer their products over the Internet without using our Lend-X Technology, either directly to prospective borrowers, through one or more of our online competitors, or both.

IF OUR PARTICIPATING LENDERS DO NOT PROVIDE COMPETITIVE LEVELS OF SERVICE TO CONSUMERS, OUR BRAND WILL BE HARMED AND OUR ABILITY TO ATTRACT CONSUMERS TO OUR WEBSITE WILL BE LIMITED.

         Our ability to provide a high-quality borrowing experience depends in part on consumers receiving competitive levels of convenience, customer service, pricing terms and responsiveness from our participating lenders. If our participating lenders do not provide consumers with competitive levels of convenience, customer service, price and responsiveness, the value of our brand may be harmed, our ability to attract consumers to our website may be limited and the number of consumers using our service may decline.

WE MAY NOT BE ABLE TO MANAGE OUR EXPANDING OPERATIONS EFFECTIVELY.

         We have recently experienced a period of rapid expansion. In order to execute our business plan, we must continue to expand significantly. Our inability to expand our operations in an efficient manner could cause our expenses to grow disproportionately to our revenue, or revenue to decline or grow more slowly than expected, or could otherwise have a material adverse effect on our business and the value of your investment. Our anticipated future growth, combined with the requirements we now face as a public company, will continue to place a significant strain on our management, systems and resources. We will need to continue to expand and maintain close coordination among our technical, accounting, finance and sales and marketing departments. We may not succeed in these efforts.

OUR QUARTERLY OPERATING RESULTS ARE NOT AN INDICATION OF OUR FUTURE RESULTS, AND THE GUIDANCE WE PROVIDE TO ANALYSTS MAY PROVE TO BE INCORRECT.

         Our quarterly operating results may fluctuate significantly in the future as a result of a variety of factors that affect our revenue or expenses in any particular quarter. Our quarterly results will fluctuate in part based on the demand for and supply of consumer loans which are a function of seasonal and other fluctuations in interest rates and related economic factors, all of which are outside of our control. These temporary fluctuations could adversely affect our business.

         In addition, we expect that as our business matures we will experience seasonal fluctuations in our operating results as a result of fluctuations in consumer credit markets during the year. For example, home buying behavior is seasonal. Typically there are a greater number of mortgage closings during the second and third quarters of a year as compared to the first and fourth quarters. Because of our limited operating history, it has not been possible for us to assess the impact of seasonal effects on our business.

         From time to time, we issue guidance to analysts and the financial community regarding our projected results for future periods and revisions to guidance previously issued. The dissemination of guidance or revisions to guidance previously issued may increase the volatility of our stock price.

IF WE ARE UNABLE TO MAINTAIN OUR BRAND RECOGNITION, CONSUMER AND LENDER DEMAND FOR OUR SERVICE MAY DWINDLE.

         If we fail to promote and maintain our brand successfully, or incur significant expenses in promoting our brand and fail to generate a corresponding increase in revenue as a result of its branding efforts, our business could be materially adversely affected. We believe we have successfully built a recognizable brand. We believe that continuing to build and maintain brand awareness of the LendingTree exchange and Lend-X is critical to achieving increased demand for our service. Brand recognition is a key differentiating factor among providers of online lending services, and we believe it will be increasingly important as competition intensifies. In order to increase our brand awareness, we must succeed in our marketing efforts, provide high-quality services and increase the number of consumers using our exchange. If visitors to our website do not perceive our existing service to be of high quality or if we alter or modify our existing service, introduce new services or enter into new business ventures that are not favorably received, the value of our brand could be diluted, which could decrease the attractiveness of our service to consumers and lenders.

WE CANNOT ASSURE YOU THAT ANY ACQUISITIONS WE MAY ELECT TO MAKE WILL BE SUCCESSFUL.

         Our future results of operations may be dependent, in part, upon the ability of our management to assimilate the operations of any acquisitions and to oversee these expanded operations. Our ability to manage any acquisitions will depend upon a number of factors, including our capital resources, our ability to retain key employees and our ability to control operating and production costs. We cannot assure you that we will be successful in these efforts or that these efforts may not, in certain circumstances, adversely affect our operating results.

OUR BUSINESS COULD SUFFER IF WE LOSE THE SERVICES OF MR. LEBDA.

         If we lose the services of Douglas Lebda, our founder, Chief Executive Officer, and a director, our ability to expand our business may be seriously compromised. Mr. Lebda has been instrumental in determining our strategic direction and focus and in promoting the concept of an Internet-based lending exchange for consumers and lenders. We do not maintain key person insurance on Mr. Lebda.

         RISKS RELATED TO THE INTERNET AND OUR TECHNOLOGY INFRASTRUCTURE

WE MAY EXPERIENCE REDUCED VISITOR TRAFFIC, REDUCED REVENUE AND HARM TO OUR REPUTATION IN THE EVENT OF UNEXPECTED NETWORK INTERRUPTIONS CAUSED BY SYSTEM FAILURES.

         Any significant failure to maintain the satisfactory performance, reliability, security and availability of our website, filtering systems or network infrastructure may cause significant harm to our reputation, our ability to attract and maintain a high volume of visitors to our website, and to attract and retain participating consumers and lenders. Our revenue depends in large part on the number of credit requests submitted by consumers. Any system interruptions that result in the inability of consumers to submit these credit requests, or more generally the unavailability of our service offerings, could have an adverse impact on our revenue. In addition, we believe that consumers who have a negative experience with our website may be reluctant to return to our website or recommend LendingTree to other potential consumers.

         In the past, our website has experienced outages and decreased performance. In the worst such instance to date, in 1999 we experienced a service outage for a period of approximately nine hours due to a database software failure. If similar outages occur in the future, they may severely harm our reputation and our ability to offer our service. Our computer hardware is located in leased facilities in Beltsville, Maryland. A backup system is located in Cupertino, California. If both of these locations experienced a system failure, the performance of our website would be harmed. These systems are also vulnerable to damage from fire, floods, power loss, telecommunications failures, break-ins and similar events. Our insurance policies may not compensate us for any losses that may occur as a result of any failures or interruptions in our systems. Any extended period of disruptions could materially adversely affect our business, results of operations and financial condition.

BREACHES OF OUR NETWORK SECURITY COULD SUBJECT US TO INCREASED OPERATING COSTS AS WELL AS LITIGATION AND OTHER LIABILITIES.

         Any penetration of our network security or other misappropriation of our users' personal information could cause interruptions in our operations and subject us to liability. Claims against us could also be based on other misuses of personal information, such as for unauthorized marketing purposes. These claims could result in litigation and financial liability. Security breaches could also damage our reputation. We rely on licensed encryption and authentication technology to effect secure transmission of confidential information. It is possible that advances in computer capabilities, new discoveries or other developments could result in a compromise or breach of the technology that we use to protect consumer transaction data. We cannot guarantee that our security measures will prevent security breaches. We may be required to expend significant capital and other resources to protect against and remedy any potential or existing security breaches and their consequences.

FAILURE TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS COULD IMPAIR OUR ABILITY TO COMPETE EFFECTIVELY.

         Failure to protect our intellectual property could harm our brand and our reputation, devalue our content in the eyes of our customers and adversely affect our ability to compete effectively. Further, enforcing or defending LendingTree's intellectual property rights, including our service marks, patent applications, copy rights and trade secrets, could result in the expenditure of significant financial and managerial resources. We regard our intellectual property as critical to LendingTree's success. To protect the rights to LendingTree's intellectual property, we rely on a combination of patent, trademark and copyright law, trade secret protection, confidentiality agreements, and other contractual arrangements with our employees, affiliates, clients and others. The protective steps we have taken may be inadequate to deter misappropriation of our proprietary information. We may be unable to detect the unauthorized use of, or take appropriate steps to enforce, our intellectual property rights. We have applied for a U.S. patent and filed a Patent Cooperation Treaty international patent application on our Lend-X Technology and its online loan market process. While the number of software and business method patents issued by the U.S. Patent and Trademark Office has been growing substantially in recent years, there is still a significant degree of uncertainty associated with these patents. It is possible that our patent applications will be denied or granted in a very limited manner such that they offer little or no basis for us to deter competitors from employing similar technology or processes or allow us to defend against third party claims of patent infringement.

                RISKS RELATED TO LEGAL AND REGULATORY UNCERTAINTY

         As an online lending exchange we may be liable as a result of information retrieved from our website or the websites of businesses with which we maintain relationships.

         We may be subject to legal claims relating to information that is published or made available on our website and the other websites linked to it. Our service may subject us to potential liabilities or claims resulting from:

                  - Lost or misdirected messages from our network lenders, consumers or vendors;

                  -        Illegal or fraudulent use of e-mail; or

                  - Interruptions or delays in transmission of qualification forms or lenders' offers.

         In addition, we could incur significant costs in investigating and defending such claims, even if LendingTree ultimately is not found liable. If any of these events occur, our business could be materially adversely affected.

FAILURE TO COMPLY WITH LAWS GOVERNING LENDINGTREE'S SERVICE OR MATERIAL CHANGES IN THE REGULATORY ENVIRONMENT RELATING TO THE INTERNET COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.

         The loan products and services available through our website and the real estate agent referral and other business relationships in which we operate essentially as a non-processing mortgage broker, are subject to extensive regulation by various federal and state governmental authorities. Because of uncertainties as to the applicability of some of these laws and regulations to the Internet and, more specifically, to our business, and considering our business has evolved and expanded in a relatively short period of time, we may not always have been, and may not always be, in compliance with applicable federal and state laws and regulations. Failure to comply with the laws and regulatory requirements of federal and state regulatory authorities may result in, among other things, revocation of required licenses or registrations, loss of approved status, termination of contracts without compensation, loss of exempt status, indemnification liability to lenders and others doing business with us, administrative enforcement actions and fines, class action lawsuits, cease and desist orders, and civil and criminal liability. The occurrence of one or more of these events could materially affect our business and results of operations.

MANY STATES REQUIRE US TO OBTAIN LICENSES TO OFFER MANY OF OUR PRODUCTS AND WE HAVE NOT OBTAINED THOSE LICENSES IN EVERY STATE.

         Many, but not all, states require licenses to solicit or broker to residents of those states, loans secured by residential mortgages and other consumer loans, including credit card, automobile and personal loans. We are currently neither licensed nor able to accept credit requests for all loan products in every state. We are not currently accepting credit requests for loan products from residents of states in which we are not licensed to provide those products. In many of the states in which we are licensed, we are subject to examination by regulators.

         In addition, we are required to obtain real estate broker licenses, additional mortgage broker licenses and individual call center personnel licenses in numerous states. Failure to obtain these licenses and approvals could prevent us from receiving fees from the real estate agent referral and mortgage services programs we offer and may subject us to the types of fines, forfeitures and litigation discussed above.

         As a computer loan origination system or mortgage broker conducting business through the Internet, we face an additional level of regulatory risk given that most of the laws governing lending transactions have not been substantially revised or updated to fully accommodate electronic commerce. Until these laws, rules and regulations are revised to clarify their applicability to transactions conducted through electronic commerce, any company providing loan-related services through the Internet or other means of electronic commerce will face compliance uncertainty. Federal law, for example, generally prohibits the payment or receipt of referral fees in connection with residential mortgage loan transactions. The applicability of referral fee prohibitions to the compensation provisions of fee advertising, marketing, distribution and cyberspace rental arrangements used by online companies like us may have the effect of reducing the types and amounts of fees that we may charge or pay in connection with real estate-secured products.

BECAUSE SOME STATE REGULATIONS IMPOSE FILING OBLIGATIONS ON SOME OF OUR LARGEST STOCKHOLDERS AND CUSTOMERS, IF ANY OF THESE PARTIES FAIL TO COMPLY WITH THESE FILING OBLIGATIONS, WE MAY BE UNABLE TO OBTAIN OR MAINTAIN NECESSARY LICENSES IN THESE STATES FOR REASONS BEYOND OUR CONTROL.

         Regulations promulgated by some states may impose compliance obligations on any person who acquires 10% or more of our common stock, including requiring that person to periodically file financial and other personal and business information. If any person acquires 10% or more of LendingTree's common stock and refuses or fails to comply with these requirements, we may not be able to obtain a license and existing licensing arrangements in particular states may be jeopardized. The inability to obtain, or the loss of, required licenses could have a material adverse effect on our operations or financial condition.

         The parties conducting business with us, such as lenders and other website operators, similarly may be subject to federal and state regulation. These parties act as independent contractors and not as our agents in their solicitations and transactions with consumers. Consequently, we cannot ensure that these entities will comply with applicable laws and regulations at all times. Failure on the part of a lender or an affiliated website to comply with these laws or regulations could result in, among other things, claims of vicarious liability or a negative impact on our reputation. The occurrence of one or more of these events could materially adversely affect our business, results of operation and financial condition.

REGULATION OF THE INTERNET IS UNSETTLED, AND FUTURE REGULATIONS COULD INHIBIT THE GROWTH OF THE INTERNET, DECREASE THE NUMBER OF VISITORS TO LENDINGTREE'S WEBSITE OR OTHERWISE MATERIALLY ADVERSELY AFFECT OUR BUSINESS.

         Existing laws and regulations specifically regulate communications and commerce on the Internet. Additional laws and regulations that address issues such as user privacy, pricing, online content regulation, online real estate referral services, taxation, and the characteristics and quality of online products and services are under consideration by federal, state and local governments and agencies. Several telecommunications companies have petitioned the Federal Communications Commission to regulate Internet service providers and online service providers in a manner similar to the regulation of long distance telephone carriers and to impose access fees on such companies. This regulation, if imposed, could increase the cost of transmitting data over the Internet.

         Moreover, it may take years to determine the extent to which existing laws relating to issues such as intellectual property ownership and infringement and personal privacy are applicable to the Internet. Many of these laws were adopted prior to the advent of the Internet and related technologies and, as a result, do not contemplate or address the unique issues of the Internet and related technologies. The Federal Trade Commission and government agencies in certain states have been investigating Internet companies regarding their use of personal information. We could incur additional expenses if any new regulations regarding the use of personal information are introduced or if these agencies choose to investigate our privacy practices. Any new laws or regulations relating to the Internet, or new application or interpretation of existing laws, could inhibit the growth of the Internet as a medium for commerce or credit procurement which could, in turn, decrease the demand for our service or otherwise materially adversely affect our business, results of operation and financial condition.

WE MAY BE LIMITED OR RESTRICTED IN THE WAY WE ESTABLISH AND MAINTAIN OUR ONLINE RELATIONSHIPS BY LAWS GENERALLY APPLICABLE TO OUR BUSINESS.

         The Real Estate Settlement Procedures Act, or RESPA, and related regulations generally prohibit the payment or receipt of fees or any other item of value for the referral of a real estate-secured loan to a loan broker or lender. RESPA and the related regulations also prohibit fee shares or splits or unearned fees in connection with the provision of residential real estate settlement services, including mortgage brokerage and lending services. Notwithstanding these prohibitions, RESPA permits payments for goods or facilities furnished or for services actually performed, so long as those payments bear a reasonable relationship to the market value of the goods, facilities or services provided. Failure to comply with RESPA may result in, among other things, administrative enforcement actions, class action lawsuits, cease and desist orders and civil and criminal liability.

         The mortgage and home equity products offered through LendingTree's exchange are residential real estate secured loans subject to these provisions of RESPA. Consequently, our online relationships with lenders, other companies and websites on which we offer services are subject to RESPA's prohibitions on payment or receipt of referral fees for referrals and for unearned fees or fee splits. We believe that we have structured these relationships to comply with RESPA. The applicability of RESPA's referral fee and fee splitting prohibitions to these types of Internet-based relationships, however, is unclear and the appropriate regulatory agency has provided limited guidance to date on the subject.

             RISKS RELATED TO OUR STOCK PRICE AND CORPORATE CONTROL

SALES OF SUBSTANTIAL AMOUNTS OF OUR COMMON STOCK IN THE PUBLIC MARKET, INCLUDING THE SHARES OFFERED BY THIS PROSPECTUS, COULD REDUCE THE VALUE OF YOUR INVESTMENT.

         Sales of a substantial number of shares of our common stock in the public market could cause a reduction in the market price of our common stock. This prospectus covers 24,099,365 or approximately 129% of our issued and outstanding common stock at March 31, 2001. As of March 31, 2001, we had 18,737,441 common shares issued and outstanding. Because the 8% convertible preferred stock accrues dividends at 8% per annum and because we may pay those dividends by increasing the number of shares issuable on conversion of the 8% convertible preferred stock, the accrued dividends may result in additional shares of common stock being issued upon conversion of shares of 8% convertible preferred stock. In addition, the price protection provisions of the 8% convertible preferred stock may result in an upward adjustment to the number of shares of common stock issuable upon conversion of the 8% convertible preferred stock, which would result in further dilution to our common stockholders. The shares of 8% convertible preferred stock are not convertible unless and until we receive the approval of our stockholders. In connection with the sale of the 8% convertible preferred stock, stockholders representing a majority of our outstanding voting securities entered into a voting agreement and executed irrevocable proxies under which they agree to vote their shares in favor of the conversion provisions of the 8% convertible preferred stock at our annual meeting in May 2001.

         At March 31, 2001, we also had outstanding stock options to purchase 5,009,944 shares and warrants to purchase 1,045,385 shares. Moreover, we may issue additional shares in acquisitions and may grant additional stock options to our employees, officers, directors and consultants under our stock option plan. Any substantial sales of such shares my cause our stock price to decline.


THE ISSUANCE OF SHARES UNDER OUR EQUITY LINE OF CREDIT MAY CAUSE SIGNIFICANT DILUTION TO OUR STOCKHOLDERS AND MAY HAVE AN ADVERSE IMPACT ON THE MARKET PRICE OF OUR COMMON STOCK.

         The resale of the common stock that we may issue under our equity line of credit would increase the number of our publicly traded shares, which could depress the market price of our common stock. Moreover, as all the shares we may issue under the equity line would be available for immediate resale, the mere prospect of our sales under the equity line could depress the market price for our common stock. The shares of our common stock issuable under the equity line facility will be sold to the purchaser at a 5% discount to the volume-weighted average price of our stock over the 22 trading days preceding a drawdown request The issuance of shares under the equity line will therefore dilute the equity interest of existing stockholders and could have an adverse effect on the market price of our common stock.

         The perceived risk of dilution may cause our stockholders to sell their shares, which would contribute to a downward movement in the stock price of our common stock. Moreover, the perceived risk of dilution and the resulting downward pressure on our stock price could encourage investors to engage in short sales of our common stock. By increasing the number of shares offered for sale, material amounts of short selling could further contribute to further declines in the price of our common stock.

HOLDERS OF OUR RECENTLY ISSUED 8% CONVERTIBLE PREFERRED STOCK HAVE SIGNIFICANTLY GREATER RIGHTS AND PREFERENCES THAN OUR COMMON STOCKHOLDERS.

         The holders of our 8% convertible preferred stock have rights and preferences that are senior to those of our common stockholders in many significant respects. The existence of these rights and preferences may, in a given situation, result in a diminution in the value of your investment in our common stock. Among the preferential rights afforded to the holders of our 8% convertible preferred stock are the following:

         - Dividends and Distributions. Dividends must be paid to the holders of the 8% convertible preferred stock prior to and in preference to the common stock. Dividends not paid in cash will accumulate and increase the stated value of the 8% convertible preferred stock which will be realized by the holders upon conversion or redemption of their shares.

         - Redemption Premium. We are required to redeem all shares of 8% convertible preferred stock that remain outstanding on March 20, 2006 at a 5% premium to the then current "stated value" per share, which equals $3.50 per share, plus accrued dividends. If a significant portion of the 8% convertible preferred stock remains outstanding on March 20, 2006, all or substantially all of our assets may be necessary to fund this redemption. We also are entitled, at our option, to redeem the 8% convertible preferred stock between March 2004 and March 2006 at a premium that ranges from 120% to 105% over that two-year period.

         - Price Protection. In certain circumstances, the economic value of the investment in our 8% convertible preferred stock is protected against future sales of common stock by us at prices below $3.50 per share. If we sell additional securities at a price below $3.50 per share, the price at which the 8% convertible preferred stock converts into common stock may be adjusted downward, which would automatically entitle these holders to receive additional shares of common stock upon conversion. No such protection exists with respect to our common stock.

         - Protective Provisions. So long as more than 1,377,143 shares of our 8% convertible preferred stock are outstanding, we are restricted from engaging in a variety of corporate actions without the consent of 68.5% of the shares of 8% convertible preferred stock then outstanding. These provisions may impede management's ability to conclude transactions that it believes to be in the best interests of all stockholders.

         - Liquidation Preference. In the event LendingTree is liquidated or dissolves, the holders of our 8% convertible preferred stock will be entitled to receive a liquidation preference equal to 105% of the then current stated value per share, before any distributions may be made to holders of our common stock.

         - Change in Control. Upon a merger or change in control, holders of our 8% convertible preferred stock may have the right to receive the greater of the liquidation preference described above or the consideration that they would have received if they had converted their shares of 8% convertible preferred stock into common stock immediately prior to the consummation of the merger or change in control event. In a non-cash transaction, the holders of 8% convertible preferred stock may effectively require that the counterparty to such transaction redeem the convertible preferred stock for a cash amount equal to the liquidation preference. These provisions may inhibit our ability to consummate a merger or change in control transaction and will likely reduce the proceeds of any such transaction to our common stockholders.

         - Preemptive Rights. Subject to exceptions, holders of the 8% convertible preferred stock may purchase up to 50% in the aggregate of the shares that we may subsequently issue to other parties.

         Any of the foregoing rights and preferences may, in a given situation, disadvantage the holders of our common stock and may reduce the market price of our common stock.

IF OUR COMMON STOCK PRICE DROPS SIGNIFICANTLY, WE MAY BE DELISTED FROM THE NASDAQ NATIONAL MARKET, WHICH COULD ELIMINATE THE TRADING MARKET FOR OUR COMMON STOCK.

         Our common stock is quoted on the Nasdaq National Market. In order to continue to be included in the Nasdaq National Market, a company must meet Nasdaq's maintenance criteria. The maintenance criteria most applicable to us


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

requires a minimum bid price of $1.00 per share, $4,000,000 in net tangible assets and $5,000,000 market value of the public float. The public float excludes shares held directly or indirectly by any of our officers, directors and holders of 10% or more of our outstanding common stock. As of December 31, 2000, we had approximately $17.5 million of net tangible assets, the market value of our public float, excluding these persons, was approximately $9.2 million and the lowest bid price of our common stock since February 16, 2000 was $1.781. We cannot assure you that we will continue to meet these listing criteria. The issuance by us of shares of common stock to Paul Revere, or the subsequent resale by Paul Revere of those shares, in either case at a discount to the market price, may reduce the trading price of our common stock to a level below the Nasdaq minimum bid price requirement. Failure to meet these maintenance criteria may result in the delisting of our common stock from the Nasdaq National Market. If our common stock is delisted and in order to have our common stock relisted on the Nasdaq National Market, we would be required to meet the criteria for initial listing, which are more stringent than the maintenance criteria. Accordingly, we cannot assure you that if we were delisted we would be able to have our common stock relisted on the Nasdaq National Market.

         If our common stock were delisted from the Nasdaq National Market, we would not be able to draw down any additional funds on the equity line. Finally, if our common stock is removed from listing on the Nasdaq National Market, it may become more difficult for us to raise funds through the sale of our common stock or securities convertible into our common stock.

IT MAY BE DIFFICULT FOR A THIRD PARTY TO ACQUIRE LENDINGTREE, WHICH COULD DEPRESS OUR STOCK PRICE.

         Delaware corporate law and our amended and restated certificate of incorporation and by-laws contain provisions that could have the effect of delaying, deferring, or preventing a change in control of LendingTree or our management and stockholders may consider favorable or beneficial. These provisions could discourage proxy contests and make it more difficult for you and other stockholders to elect directors and take other corporate actions. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions include:

         - Authorization to issue blank check preferred stock, which is preferred stock that can be created and issued by the board of directors without prior stockholder approval, with rights senior to our common stock holders;

         - A staggered board of directors, so that it would take three successive annual meetings to replace all directors;

         - A requirement that business combinations with interested stockholders either be approved by 80% of our stockholders or a majority of our continuing directors, or provide consideration to our stockholders in excess of established amounts;

         -        Prohibition of stockholder action by written consent; and

         - Advance notice requirements for the submission by stockholders of nominations for election to the board of directors and for proposing matters that can be acted upon by stockholders at a meeting.

         In addition, we have entered into a stockholder rights agreement which makes it more difficult for a third party to acquire us without the support of our board of directors and principal stockholders.

OUR EXECUTIVE OFFICERS AND DIRECTORS AND ENTITIES AFFILIATED WITH THEM, WHOSE INTERESTS MAY DIFFER FROM OTHER STOCKHOLDERS, HAVE THE ABILITY TO EXERCISE SIGNIFICANT CONTROL OVER US.

         Our executive officers, directors and entities affiliated with them, as a group, beneficially own approximately 59% of our common stock. These stockholders are able to exercise significant influence over all matters requiring approval by our stockholders, including the election of directors and the approval of significant corporate transactions, including a change of control of LendingTree. The interests of these stockholders may differ from the interests of our other stockholders.

                           FORWARD-LOOKING STATEMENTS

         Many statements made in this prospectus under the captions "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that are not based on historical facts. The words "expects," "anticipates," "estimates," "intends," "believes," "plans" and similar expressions are intended to identify forward-looking statements. We believe, based on information available to us on the date of this prospectus, that our assumptions and expectations are accurate. However, we cannot assure you that these assumptions and expectations will prove to have been correct or that we will take any action that we may presently be planning. We disclosed several important factors that could cause our actual results to differ materially from our current expectations under "Risk Factors" and elsewhere in this prospectus. You should understand that forward-looking statements made in connection with this offering are necessarily qualified by these factors. We are not undertaking to publicly update or revise any forward-looking statement if we obtain new information or upon the occurrence of future events or otherwise.

                                   MARKET DATA

         This prospectus contains market data related to our business and the Internet. This market data includes projections that are based on a number of assumptions. The assumptions include the following:

         -        no catastrophic failure of the Internet will occur;

         - the number of people online and the total number of hours spent online will increase significantly over the next five years; and

         - Internet security and privacy concerns will be adequately addressed.

If any one or more of these assumptions turns out to be incorrect, actual results may differ from the projections based on these assumptions. The Internet-related markets may not grow over the next three to four years at the rates projected by these market data, or at all. The failure of these markets to grow at these projected rates may have a material adverse effect on our business and the market price of our common stock.

                                 USE OF PROCEEDS

         All net proceeds from the sale of the shares of common stock covered by this prospectus will go to the selling stockholders. We will not receive any proceeds from the sale of the common stock by the selling stockholders.

                                 DIVIDEND POLICY

         We have not declared or paid any cash dividends on our common stock since inception and do not expect to pay any cash dividends for the foreseeable future. We currently intend to retain future earnings, if any, to finance the expansion of our business. The payment of dividends will be subject to the preferences of our 8% convertible preferred stock and will depend upon factors such as future earnings, capital requirements, our financial condition and general business condition.

         The holders of the 8% convertible preferred stock are entitled to receive, whether or not declared by our board of directors, dividends on the 8% convertible preferred stock equal to 8% of the stated value per share, as defined in the preferred stock purchase agreement, payable at our option:

         -        in cash on each quarterly dividend date, or

         - by an upward adjustment to the stated value per share on each quarterly dividend payment date.

         Dividends on the 8% convertible preferred stock are cumulative and accrue daily from the date of original issuance.

                             SELECTED FINANCIAL DATA

         The following selected financial data should be read in conjunction with our financial statements and accompanying notes, along with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The statement of operations data for the quarters ended March 31, 2000 and 2001 and the balance sheet data as of March 31, 2001 are unaudited. The statement of operations data for the years ended December 31, 1997, 1998, 1999 and 2000, and the balance sheet data as of December 31, 1999 and 2000, are derived from, and are qualified by reference to, our financial statements which have been audited by PricewaterhouseCoopers LLP and are included in this prospectus. The balance sheet data as of December 31, 1997 and 1998 are derived from our financial statements which have been audited by PricewaterhouseCoopers LLP but are not included in this prospectus. The statement of operations data for the period from inception through December 31, 1996 and the balance sheet data as of December 31, 1996 are unaudited. Historical results are not necessarily indicative of the results to be expected in the future.

                                                                    YEAR ENDED DECEMBER 31,
                                                ----------------------------------------------------------
                                                 PERIOD FROM
                                                  INCEPTION                                                    THREE MONTHS ENDED
                                                   THROUGH                                                          MARCH 31,
                                                DECEMBER 31,                                                 ----------------------
                                                    1996        1997       1998         1999        2000       2000          2001
                                                ------------  -------    --------    ---------   ---------   --------      --------
                                                 (UNAUDITED)
                                                           (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:

Revenue:

  Network ......................................        --    $     2    $    273    $   6,112   $  27,465   $  4,373      $ 11,244
  Lend-X Technology ............................        --         --         136          852       3,348        110         1,012
                                                   -------    -------    --------    ---------   ---------   --------      --------
       Total revenue ...........................        --          2         409        6,964      30,813      4,483        12,256

Cost of revenue:
  Network ......................................        --         --         235        2,209       7,568      1,536         3,036
  Lend-X Technology ............................        --         --         149          312       1,804        127           450
                                                   -------    -------    --------    ---------   ---------   --------      --------
       Total cost of revenue ...................        --         --         384        2,521       9,372      1,663         3,486
                                                   -------    -------    --------    ---------   ---------

Gross profit ...................................        --          2          25        4,443      21,441      2,820         8,770

Operating Expenses:
  Product development ..........................        --        293       1,051        1,109       2,677        515         1,085
  Marketing and advertising ....................        --         54       2,494       18,528      56,599     14,886         8,874
  administrative ...............................         4        621       2,955       10,056      28,268      5,186         9,093
                                                   -------    -------    --------    ---------   ---------   --------      --------
     Total operating expenses ..................         4        968       6,500       29,693      87,544     20,587        19,052
                                                   -------    -------    --------    ---------   ---------   --------      --------

Loss from operations ...........................        (4)      (966)     (6,475)     (25,250)    (66,103)   (17,767)      (10,282)
  Loss on impaired investment ..................        --         --          --           --      (1,900)        --            --
  Interest income, net .........................        --          3          41          505       2,145        537           115
  Miscellaneous expense, net ...................        --         --          --           --        (145)        --            --
  Accretion and dividends related to
    preferred stock.                                    --         --         (24)      (2,816)     (2,461)    (2,461)          (73)
                                                   -------    -------    --------    ---------   ---------   --------      --------
Net loss attributable to common stockholders ...   $    (4)   $  (963)   $ (6,458)   $ (27,561)  $ (68,464)  $(19,691)     $(10,240)
                                                   =======    =======    ========    =========   =========   ========      ========
Basic and diluted net loss per common share ....   $ (0.02)   $ (1.20)   $  (1.88)   $   (7.74)  $   (4.15)  $  (2.07)     $  (0.52)
                                                   =======    =======    ========    =========   =========   ========      ========
Weighted average shares used in computing
  basic and diluted net loss per common share ..       259        803       3,435        3,560      16,512      9,525        19,838
                                                   =======    =======    ========    =========   =========   ========      ========

                                              PERIOD FROM
                                               INCEPTION
                                                THROUGH
                                             DECEMBER 31,                                                            AS OF MARCH 31,
                                                  1996         1997         1998           1999           2000            2001
                                             ------------    -------      --------      ---------      ---------     ---------------
                                                                      (IN THOUSANDS)
BALANCE SHEET DATA:
Cash, cash equivalents, short term
investments and restricted investments .....         --      $   402      $  3,085      $  29,472      $  12,716        $  16,480
Working Capital ............................    $    (1)         333         2,666         26,474          7,937           11,435
Total assets ...............................         --          424         3,687         33,767         37,957           40,241
Long-term capital lease obligations ........         --           --            --             --            848              689
Mandatorily redeemable preferred
securities .................................                      --         4,631             --             --           21,484
Convertible preferred stock ................                      --            --         59,118             --               --
Total stockholders' equity (deficit) .......    $    (1)     $   353      $ (1,695)     $  27,737      $  23,696        $   4,661

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

         This discussion includes "forward-looking" statements that reflect our current views with respect to future events and financial performance. We use words such as we "expect," "anticipate," "estimate," "intend," "believe," "plan" and similar expressions to identify forward-looking statements. Investors should be aware that actual results may differ materially from our expressed expectations because of risks and uncertainties inherent in future events, particularly those risks identified in the "Risk Factors" section of this prospectus, and should not unduly rely on these forward looking statements. We will not necessarily update the information in this discussion if any forward-looking statement later turns out to be inaccurate.

OVERVIEW

         We incorporated in the state of Delaware on June 7, 1996 and began serving consumers across the United States on July 1, 1998. In August 2000, we acquired a nationwide network of real estate agents and other assets, and assumed certain liabilities of HomeSpace Services, Inc.

         We offer an Internet-based lending exchange for consumers and lenders. We attract consumer demand to our exchange through our proprietary website www.lendingtree.com as well as through private-label and co-branded exchanges enabled by our technology platform, Lend-X(SM). In addition, through our website, we provide access to other services related to owning, maintaining or buying and selling a home, including a network of real estate brokers.

         Consumers begin the LendingTree process on www.lendingtree.com by completing a simple online credit information request, referred to as a qualification form. Data from the qualification form, along with a credit score calculated from credit reports retrieved by a credit scoring firm, is compared to the underwriting criteria of lenders in our lender network. We currently have more than 100 participating lenders in our network. Consumers can receive multiple loan offers in response to a single credit request and then compare, review, and accept the offer that best suits their needs. We believe that our participating lenders can generate new business that meets their specific underwriting criteria at a substantially lower cost of acquisition than through traditional marketing channels. LendingTree's exchange encompasses most consumer credit categories, including mortgages, home equity loans, automobile loans, credit card, and personal loans.

         We are not a lender. Rather, we are a lending exchange that seeks to drive efficiency and cost savings in the consumer credit markets for both consumers and lenders. We earn revenue from lenders that pay fees for every qualification form that meets their underwriting criteria and is transmitted to them, or transmission fees, and for loans that they close, or closed-loan fees. Our website is powered by our lending exchange technology platform, Lend-X.

         We also license and host our Lend-X technology for use by other businesses, enabling them to create their own customized co-branded or private-label lending exchanges. Through these Lend-X partnerships, we can earn revenue from technology fees related to customization, licensing and hosting the third-party exchange, as well as from network sources such as transmission fees, closed-loan fees and brokerage fees.

THREE MONTHS ENDED MARCH 31, 2001 COMPARED TO THREE MONTHS ENDED MARCH 31, 2000

REVENUE

         Total revenue was approximately $12.3 million in the three months ended March 31, 2001, an increase of $7.8 million from $4.5 million reported in the same period in 2000.

         Network

         Our network revenue was approximately $11.2 million, or 92% of total revenue, for the three months ended March 31, 2001, compared with approximately $4.4 million, or 98% of total revenue, for the same period in 2000. This revenue growth reflects a substantial increase in volume of qualification forms we transmitted to our lenders and in the amount of revenue earned from closed-loan fees. It also reflects the addition of realty services to our product offerings. We attribute the increase in transmission volume, from approximately 134,000 discrete transmitted qualification forms in the three months ended March 31, 2000 to approximately 344,000 in the three months ended March 31, 2001, primarily to increased brand awareness and a significant increase in website traffic due to the effectiveness of our advertising spending in 2000. This increased volume can also be partially attributed to the recent lowering of interest rates. The increase in closed-loan fees is due not only to the increased transmission volume, but also to an increase in the number and variety of lenders on our network. Closed loans increased from 24,000 in the three months ended March 31, 2000 to 64,000 in the three months ended March 31, 2001.

         Lend-X Technology

         Lend-X technology revenue totaled $1.0 million, or 8% of our revenue, for the three months ended March 31, 2001. This is an increase of $.9 million over the same period in 2000. The growth in Lend-X technology revenue in the three months ended March 31, 2001 is the result of several significant new customization, licensing and hosting contracts that have been entered into since the first quarter of 2000. These new licensing and hosting contracts contain certain upfront fees that are being recognized as revenue over their expected service periods. The new contracts provide for transactional revenue as well, based on volume that has been enabled by our technology through these customers' sites. For the period ended March 31, 2001, two customers accounted for 32% and 25%, respectively, of our total Lend-X technology revenue.

GROSS PROFIT AND COST OF REVENUE

         Gross profit of $8.8 million, or 72% of total revenue, for the three months ended March 31, 2001 was approximately $6.0 million higher than the same period of 2000 which had gross profit of $2.8 million, or 63% of total revenue. The improvement in gross margin and gross margin percentage is due to the substantial increase in network revenue, as noted above, without similar, proportionate increases in network costs of revenue.

         Total cost of revenue increased $1.8 million from $1.7 in the first quarter of 2000 to $3.5 in the first quarter of 2001. This is principally due to increases in variable network cost of revenue and due to the addition of realty services to our product offerings. The most significant portions of our costs of revenue are volume-based. Costs such as credit scoring fees, consumer promotional costs, network hosting expenses and direct costs to Lend-X partners tend to increase as volume and revenue increase.

         Network

         For the period ending March 31, 2001, variable network costs of revenue were $1.9 million or approximately $.5 million higher than the same period in 2000. In the first quarter of 2001, variable network cost of revenue included approximately $.9 million for direct consumer promotion costs associated with customers that requested and qualified for rebates. These promotional costs were approximately $.4 million during the first quarter of 2000. During the first quarter of 2000, the most significant direct consumer promotion cost was associated with consumers that requested and qualified for a credit card through the network and also closed a loan through our network of lenders.

         Costs of revenue that are not directly volume based, principally personnel costs increased approximately $.2 million reflecting increased staffing in our implementation and customer care departments.

         Lend-X technology

         Costs of revenue associated with Lend-X technology are principally employment costs related to customizing and/or implementing Lend-X for partners, as well as ongoing server costs related to hosting Lend-X for these partners. Since we have entered into several new Lend-X technology arrangements since first quarter 2000, these types of costs were $.3 million higher in the first quarter of 2001 (at $.4 million) compared to the first quarter of 2000 (at $.1 million).

OPERATING EXPENSES

         Product development expense was approximately $1.1 million for the three months ended March 31, 2001 and $.5 million for the same period in 2000. The increase from first quarter 2000 to first quarter 2001 is principally related to increased personnel costs. Product development costs consist of expenses incurred related to the ongoing efforts to enhance and maintain the functionality of our Lend-X technology and our website.

         Marketing and advertising expenses decreased $6.0 million to approximately $8.9 million for the three months ended March 31, 2001 compared to $14.9 million for the same period in 2000. During the first quarter of 2000, we spent significantly more on advertising as we kicked off our national brand-building advertising campaign with combinations of network and spot television and radio as well as cable television advertising. During the first quarter of 2001 we were already experiencing very high consumer volume on our website as a result of prior advertising efforts and the Federal Reserve's recent action of lowering interest rates and as a result we were able to reduce our advertising spending.

         Sales, general and administrative expenses increased to $9.1 million for the three months ended March 31, 2001 from $5.2 million for the same period in 2000. Approximately $1.6 million of this increase is due to higher employee compensation related costs due to the hiring of 80 additional people during the period following the first quarter 2000 through first quarter 2001, reflecting the growth in our business. The amortization of the excess purchase price related to the acquisition of certain assets of HomeSpace contributed to $1.3 million of the increase. Depreciation expenses increased $.5 million from the first quarter 2000 to first quarter 2001 reflecting new equipment and software purchases. We believe that we have the current infrastructure and staff necessary to support the forecasted growth and as such we do not expect sales, general and administrative spending to continue to grow at these rates in the foreseeable future.

         Included in our operating expenses for the three months ended March 31, 2001 are non-cash compensation charges of $1.1 million. The most significant component of this expenses relates to the charge taken as a result of fair value changes of the securities collateralizing the Chief Executive Officer note. This expense for the period ending March 31, 2001 was $.8 million. As of March 31, 2001, our balance sheet also reflected deferred non-cash compensation charges of $2.2 million related to certain stock option grants that were considered compensatory. This deferred charge is being amortized over the four-year vesting period associated with the related options, ending principally in the third quarter of 2003 and the first quarter of 2004.

INTEREST INCOME

         Interest income consists primarily of interest earned on cash and cash equivalent and short-term investments. Interest income decreased to $.1 million in the three months ended March 31, 2001 from $.5 million in the same period in 2000. This decrease was primarily due to a higher average cash balance in the first quarter of 2000 as a result of the net proceeds from our initial public offering in February 2000.

OTHER INFORMATION

         For the three months ended March 31, 2000 and 2001, we had losses before taxes, interest, depreciation and amortization and other non-cash compensation charges ("EBITDA Losses") of $17.1 million and $7.2 million, respectively. Non-cash compensation charges of $.5 million and $1.1 million are excluded from the EBITDA Losses for the three months ended March 31, 2000 and 2001, respectively.

YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

REVENUE

         Total revenue was approximately $30.8 million in the year ended December 31, 2000, an increase of $23.8 million from $7.0 million in the same period in 1999.

         Network

         Our network revenue was approximately $27.5 million, or 89% of total revenue for the year ended December 31, 2000, compared with $6.1 million or 88% of total revenue for the same period in 1999. This growth reflects a substantial increase in volume of qualification forms we transmitted to our lenders and a significant increase in the amount of revenue earned from closed-loan fees. We attribute the increase in transmission volume, from approximately 186,000 discrete transmitted qualification forms in the year ended December 31, 1999 to approximately 716,000 in the same period of 2000, primarily to our extensive advertising campaign run during 2000. Although advertising expense was reduced in the third and fourth quarters of 2000, as compared to the first and second quarters of 2000, we attribute effectiveness of the increased brand awareness and a significant increase in website traffic during 2000 to the effectiveness of the increased advertising spending. The increase in closed-loan fees reflects not only the increased transmission volume, but also an increase in the number and variety of lenders on our network.

         Added lenders create additional opportunities for consumer's credit requests to be transmitted for evaluation and possible closure by a lender, thereby creating revenue for us. Closed loans increased from 27,000 in 1999 to approximately 145,000 in 2000.

         We derive additional network revenue from credit requests that are received through our Lend-X partners, private-label or co-branded websites of other businesses that are enabled by our Lend-X Technology and brokerage services. If these qualification forms are successfully transmitted to or fulfilled by one of our network lenders, we earn transmission fees and closed-loan fees, if applicable, from that lender. In arrangements where we broker loans to specific lenders for a Lend-X partner, we receive a fee at the time the loan closes. For 2000, we recorded $2.3 million of Lend-X related network revenue, compared to none in 1999.

         Lend-X Technology

         Lend-X Technology revenue totaled $3.3 million or 11% of our revenue for the year ended December 31, 2000 compared to $0.9 million, or approximately 12.2% of total revenue in 1999. The increase in Lend-X Technology revenue is principally the result of a significant new customization, implementation and licensing contract that we entered into in the second quarter of 2000. Lend-X Technology revenue recognized during the second and third quarters of 2000 under this contract reflects our progress towards completion. For 2000, this single customer accounted for $2.4 million, or 71% of the total Lend-X Technology revenue.

GROSS PROFIT AND COST OF REVENUE

         Gross profit of $21.4 million, or 70% of total revenue, for the year ended December 31, 2000 was $17.0 million higher than in 1999, when we had gross profit of $4.4 million or 64% of total revenue. These improvements in gross margin and gross margin percentage are the result of the substantial increase in network revenue, as noted above, without similar proportionate increases in network costs of revenue.

         Total cost of revenue increased $6.9 million to $9.4 million in 2000 from $2.5 million in 1999, principally as a result of increases in variable network costs of revenue. The most significant portions of our costs of revenue are volume-based. Costs such as credit scoring fees, consumer rebates, network hosting expenses and direct costs to Lend-X partners tend to increase as volume and revenue increase.

         Network

         For the year ended December 31, 2000, variable network costs of revenue were $6.1 million or approximately $4.3 million higher than in 1999. In 2000, variable network cost of revenue included $1.9 million for direct consumer promotion costs associated with consumers that requested and qualified for rebates. These promotional costs were $0.2 million in 1999. During 2000, the most significant direct consumer promotion cost was associated with consumers that requested and qualified for a credit card through network and also closed a loan through our network of lenders. Other variable network costs related to credit scoring, network hosting and Lend-X partners increased $1.0 million, $1.1 million and $0.5 million, respectively, as a result of increases in customer volume.

         Costs of revenue that are not directly volume-based, principally personnel costs, increased approximately $1.0 million to $1.5 million in 2000, reflecting an increased number of personnel in our implementation and customer care departments.

         Lend-X Technology

         Costs of revenue associated with Lend-X Technology are principally personnel and consultant costs related to projects to customize and implement Lend-X for partners, as well as ongoing server costs related to hosting Lend-X for these partners. Because we entered into several more Lend-X Technology arrangements in 2000, these types of costs were $1.5 million higher in 2000, at $1.8 million, compared to $0.3 million in 1999.

OPERATING EXPENSES

         Product development expense was approximately $2.7 million for the year ended December 31, 2000 and $1.1 million in 1999. The increase in product development expense is principally related to increased personnel costs. Product development costs represent costs incurred related to the ongoing efforts to enhance and maintain the functionality of our Lend-X Technology and our website.

         Marketing and advertising expenses increased $38.1 million to approximately $56.6 million for the year ended December 31, 2000 compared to $18.5 million in 1999. This increase is primarily due to substantially higher advertising expenses in 2000 incurred in an effort to build and maintain our brand awareness and attract users to our online lending exchange. During 2000, we ran a national network and cable television advertising campaign and expanded our radio and outdoor advertising campaigns to significantly more markets than we did during 1999. We currently anticipate that marketing and advertising will continue to be our most significant expense, as we will continue to run promotional campaigns and maintains awareness for both our LendingTree and Lend-X brands.

         Sales, general and administrative expenses increased to $28.3 million for the year ended December 31, 2000 from $10.1 million in 1999, an increase of $18.2 million. Approximately $9.1 million of this increase is due to higher employee-compensation related costs which are a result of the significant growth in the business. Another $1.6 million of the increase relates to employee related costs such as travel, relocation and recruiting fees. Professional and consulting fees increased $1.6 million from 1999 to 2000, reflecting increased professional development, technology consulting costs, public relations and increased professional fees related to regulatory and intellectual property matters. We also incurred $1.2 million in higher facilities, telephone, utilities and related expenses primarily as a result of our move to a larger facility and an increase in our number of personnel in 2000. The amortization of the excess purchase price related to the HomeSpace asset acquisition contributed $2.1 million of the increase. Bad debt expense increased $0.8 million from 1999. Depreciation expenses increased $0.8 million from 1999 to 2000 reflecting new equipment and software purchased in 2000. We do not expect sales, general and administrative spending to continue to grow at these rates in the foreseeable future.

         Included in our operating expenses for the year ended December 31, 2000 is amortization of deferred non-cash compensation charges of $2.3 million. As of December 31, 2000, our balance sheet reflected deferred non-cash compensation charges of $3.1 million related to certain stock option and warrant grants that were considered compensatory. The deferred charge related to stock options, $3.0 million, is being amortized over the four-year vesting period associated with the related options, ending principally in the third quarter of 2003 and the first quarter of 2004.

The deferred charge related to warrants, $0.1 million, is being amortized through January 2001, corresponding to the initial term of the underlying service agreement.

LOSS ON IMPAIRED INVESTMENT

         In February 2000, we made a $2.5 million equity investment in a company providing mortgage exchange services over the Internet. Our minority investment represents approximately 8.3% of the outstanding equity of that business and accordingly, it is accounted for using the cost method of accounting. In December 2000, our management determined that the carrying value of this investment was impaired as a result of a series of historical and forecasted operating losses and the prospect that the company might be unable to fund its operations in the future. As a result of this impairment, our management wrote the investment down to its estimated fair value of $0.6 million, recording $1.9 million as a non-operating loss on impaired investment.

INTEREST INCOME

         Interest income consists primarily of interest earned on cash and cash equivalents and short-term investments. Interest income increased to $2.1 million in the year ended December 31, 2000 from $0.5 million in the same period in 1999. This increase was primarily due to higher average cash, short-term investment and restricted investment balances in 2000 as a result of the net proceeds from our initial public offering in February 2000 and the net proceeds from a private offering of preferred stock in September 1999.

YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

REVENUE

         Total revenue was approximately $7.0 million in the year ended December 31, 1999, an increase of $6.6 million from $0.4 million in 1998.

         Network

         Network revenue accounted for $6.1 million, or 88% of total revenue for the year ended December 31, 1999, compared with 67% for the year ended December 31, 1998. Network revenue in 1999 increased by $5.8 million from $0.3 million in 1998 primarily as a result of higher qualification form and closed loan volume. Transmitted qualification form volume increased over nine times from approximately 18,000 to approximately 186,000 during this period while the number of loans closed increased nearly forty times from about 700 to 27,000.

         Lend-X Technology

         Lend-X Technology revenue accounted for $0.9 million, or 12% of total revenue for the year ended December 31, 1999, compared with $0.1 million for the year ended December 31, 1998. The increase in Lend-X and other technology revenue resulted primarily from the sale of more Lend-X licenses.

COST OF REVENUE

         Network

         Cost of network revenue increased to $2.2 million for the year ended December 31, 1999, up from $0.2 million for the year ended December 31, 1998. This increase in cost was as a result of volume-related expenses such as credit scoring and network hardware expense and from an increase in personnel in the borrower relations department. Our gross margin increased to 64% from 6% for the years ended December 31, 1999 and 1998, respectively.

         Lend-X Technology

         Cost of Lend-X increased to $0.3 million for the year ended December 31, 1999 from $0.1 million for the year ended December 31, 1998. This increase is primarily the result of greater direct hours incurred for Lend-X projects.

OPERATING EXPENSES

         Product Development

         Product development expense was $1.1 million for each of the years ended December 31, 1999 and 1998.

         Marketing and Advertising

         Marketing and advertising expense increased to $18.5 million for the year ended December 31, 1999 from $2.5 million for the year ended December 31, 1998, an increase of $16.0 million. This increase is primarily the result of higher advertising expenses in order to build brand awareness and increase volume to our exchange.

         Sales, General and Administrative

         Sales, general and administrative expense increased to $10.1 million for the year ended December 31, 1999, an increase of $7.1 million from the year ended December 31, 1998. The increase is primarily the result of higher employee-related costs such as compensation, recruiting and relocation expenses, rent for a larger facility and professional fees.

QUARTERLY RESULTS OF OPERATIONS

         The following table, table presented in thousands, except per share amounts, sets forth a summary of our unaudited quarterly results of operations for each of the eight quarters in the two-year period ended December 31, 2000 and for the quarter ended March 31, 2001. This information has been derived from unaudited interim financial statements contained elsewhere in this prospectus or in our quarterly report on Form 10Q for the quarter ended March 31, 2001 incorporated herein by reference and includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the quarters presented. You should read this information in conjunction with our financial statements and the accompanying notes included elsewhere in this prospectus. Historical results for any quarter are not necessarily indicative of the results to be expected for any future period. All share and per shares amounts referred to in the table below have been adjusted to reflect the 1.27 for 1 stock split of our common stock effected on February 22, 2000 upon the closing of our initial public offering.

                                                                            Quarter Ended


                                 --------------------------------------------------------------------------------------------------
                                  Mar 31    Jun 30   Sept. 30    Dec. 31     Mar 31     Jun 30    Sept. 30    Dec. 31     Mar. 31
                                   1999      1999       1999      1999        2000       2000       2000        2000       2000
                                 -------   -------   --------   --------    --------   --------   --------    --------   ----------
Revenue                          $   637   $ 1,073    $ 2,318   $  2,936    $  4,483   $  7,699   $  9,030    $  9,601   $11,244

Gross profit                         245       609      1,621      1,968       2,820      5,632      6,433       6,556     8,770

Net loss attributable to
common stockholders               (4,263)   (4,724)    (8,266)   (10,308)    (19,691)   (18,796)   (15,031)    (14,946)  (10,240)

Net loss per share (basic and
diluted)                         $ (1.12)  $ (1.25)   $ (2.24)  $  (3.39)   $  (2.07)  $  (1.04)  $  (0.81)   $  (0.75)   $(0.52)

LIQUIDITY AND CAPITAL RESOURCES

         As of March 31, 2001, LendingTree had approximately $16.5 million in cash, cash equivalents, restricted investments and short-term investments. Management believes that the existing cash and cash equivalents, including the proceeds from the Series A Preferred Stock sales noted above, the availability of the revolving credit facilities noted above and cash generated from operations will be sufficient to fund our operating and capital needs through 2001.

         During 2000, we required $59.2 million of cash to fund operations. Such amounts were expended primarily for advertising, expansion of our infrastructure and support personnel, and working capital needs. Since inception, we have incurred significant losses and had an accumulated deficit of $98.1 million as of December 31, 2000. These uses of cash, losses and accumulated deficit have resulted from the significant costs incurred for advertising and marketing efforts to build and maintain brand awareness. Additionally, significant costs have been incurred for employment expenses related to the establishment of relationships with lenders, real estate brokers and other business partners and the development of Lend-X, as well as for other general corporate purposes. Because we plan to continue to invest in these items, we anticipate that we will continue to incur losses and experience negative cash flow from operations throughout 2001. As of December 31, 2000, we had approximately $12.7 million in cash, cash equivalents and short-term investments. Of this amount, $5.1 million was restricted under an escrow arrangement with our advertising agency.

         As more fully described in the prospectus summary and in the notes to our financial statements incorporated by reference herein, subsequent to December 31, 2000, we signed definitive documents for the following financing transactions:

         - A preferred stock purchase agreement with various investors, pursuant to which we issued and sold, on March 20, 2001, 3,700,001 shares of 8% convertible preferred stock for $13.0 million or $3.50 per share, in cash. On March 20, 2001, we also sold 200,000 shares of our 8% convertible preferred stock to our Chief Executive Officer for $700,000, funds which he obtained through a loan from us. On March 20, 2001 we also sold 200,000 shares of 8% convertible preferred stock to our Chief Executive Officer for $700,000 through a loan he obtained through us. On April 30, 2001, three other investors, including our Chief Financial Officer, purchased an additional 128,751 shares for a total consideration of $450,000 plus accumulated but unpaid dividends to the date of such closing.

         - A two-year $5.0 million collateralized revolving credit agreement with The Union Labor Life Insurance Company, or ULLICO, a current stockholder. Interest on the outstanding balance accrues at a rate of 6% per annum in cash, and additional interest in the form of 5-year warrants to purchase our common stock at a price of $.01 per share. The number of warrants ULLICO is entitled to receive is based on the average amount outstanding multiplied by 14% per annum divided by $3.99. In addition, as a commitment fee, ULLICO received warrants to purchase 40,000 fully paid shares of our common stock with an exercise price of $.01 per share.

         - A two-year $2.5 million revolving loan agreement with the Federal Home Loan Mortgage Corporation, or Freddie Mac, a current customer. Interest on the outstanding balance accrues at a rate of 10% per annum in cash, and additional interest in the form of 5-year warrants to purchase the our common stock at a price of $.01 per share. The number of warrants Freddie Mac will be entitled to receive is based on the average amount outstanding on the revolving line of credit multiplied by 10% per annum divided by $3.99. In addition, as a commitment fee, Freddie Mac received warrants to purchase 12,500 fully paid shares of our common stock with an exercise price of $.01 per share.

         - A common stock purchase agreement with Paul Revere Capital Partners, Ltd. for the future issuance and sale of up to $24 million of our common stock. Under this arrangement, we, at our discretion, may exercise up to 24 drawdowns, pursuant to which Paul Revere is obligated to purchase that number of shares of our common stock specified in the drawdown notice, subject to shareholder approval if the aggregate number of shares to be issued exceeds 19.9% of our common stock.

         While the number of interest warrants to be issued under the $5 million revolving line of credit and the $2.5 million revolving loan facility will be determined as described in the notes to our financial statements, the actual amount of interest expense will be based on the fair value of these securities on the date that they are issued. Accordingly, for every interest warrant issued, each dollar that the price of our common stock on each warrant issuance date exceeds $3.99 will increase the actual interest expense recorded by us by approximately one dollar.

         Management believes that the existing cash and cash equivalents, the proceeds from the 8% convertible preferred stock sales noted above, the availability of the revolving credit facilities and cash generated from operations will be sufficient to fund our operating and capital needs through 2001.

         Although we have historically experienced significant revenue growth and plan to reduce negative cash flows from operations, the operating results for future periods are subject to numerous uncertainties. Since there can be no assurance that revenue growth will continue or that we will be able to achieve or sustain profitability, our liquidity could be significantly affected. However, if revenue does not grow as anticipated or if we are unable to successfully raise sufficient additional funds through the $24 million equity-line referred to above, or in another manner, management would reduce discretionary operating expenditures, including advertising, marketing, administrative and overhead costs. While we believe that available funds will be sufficient to fund our operations and capital expenditures through 2001, after which management believes we will become cash flow positive, failure to generate sufficient revenue or to reduce costs as necessary could have a material adverse effect on our ability to continue as a going concern and achieve our business objectives.

         Additional financing may not be available when needed or, if available, such financing may not be on terms favorable to us. If we raise additional funds through the issuance of equity securities, our stockholders may experience significant dilution.

         On April 18, 2001, we announced that during the first quarter of 2001, LendingTree recognized revenue of $12.3 million, which was nearly $3 million, or 28%, greater than the prior quarter and nearly 200% greater than the first quarter of 2000. Our net loss for the first quarter of 2001 was $10.2 million, or $0.52 per share, which declined approximately $5.0 million, or 32%, from the prior quarter. As of March 31, 2001, LendingTree had approximately $16.5 million in cash, cash equivalents and restricted investments available.

         Substantially all of our assets are pledged under the ULLICO revolving credit arrangement and existing capital lease obligations. A covenant in one of our capital lease agreements requires that we maintain a cash balance of not less than $5 million throughout the term of the lease. If our cash balance falls below $5 million at the end of a period, we will be required to collateralize the balance of the lease with cash.

         On September 29, 2000, we received $10 million from Capital Z Partners, our largest investor, through its affiliate, Specialty Finance Partners, in exchange for an equity rights certificate. In connection with the 8% convertible preferred stock sale described above, Specialty Finance Partners converted the equity rights certificate for 2.86 million shares of 8% convertible preferred stock.

         On February 15, 2000, we sold 4,197,500 shares of our common stock at an initial public offering price of $12.00 per share, raising approximately $44.8 million net of offering costs, underwriting discounts and commissions.

         Excluding our initial public offering and the September 29, 2000 financing noted above, we have financed our operations primarily through private placements of securities, raising over $64 million, net of offering costs since inception.

         Restricted cash at December 31, 2000 of $5.1 million includes investments that are maintained in an escrow account. This escrow account was established by us and our advertising agency to maintain funds set aside by us for non-cancelable and approved expenditures and services of the advertising agency. Disbursements from the escrow account can only be made for advertising expenditures we have approved in advance.

         On August 2, 2000, we acquired certain assets and assumed certain liabilities of HomeSpace. The consideration paid for the acquired assets consisted of $6.2 million in cash and 639,077 shares of our common stock.

                                    BUSINESS

         We are a leading online lending exchange and technology provider. Our lending exchange technology, Lend-X, powers our online lending exchange, as well as the online lending offerings of other institutions. On our website, qualified consumers may receive multiple loan offers, within one business day, in response to a single loan request for home mortgages, home equity loans, personal loans, automobile financing loans and credit cards. More than 100 banks and lenders compete for consumers' business on our website, enabling consumers to compare and review multiple loan solicitations and accept the loan offer that is best for that consumer. The banks and lenders in our exchange generate new business that meets their specific underwriting criteria at reduced acquisition costs.

INDUSTRY BACKGROUND

         For lenders, the traditional lending process is paper-intensive, time-consuming, and usually accompanied by high fixed costs and labor expense. It generally involves defining loan product guidelines for specific segments of consumers and establishing a pre-determined price for which the consumer applies. This inefficient process results in significant marketing and processing costs. In addition, the traditional lending process increases the time it takes to implement a given lending strategy, thereby reducing flexibility and the ability to respond to competition.

         For consumers, the traditional loan process is time-consuming, requires completion of multiple forms, and can often be frustrating and confusing. Consumers typically search through a variety of loan products from many different lenders, apply to one lender at a time for that lender's offered price, and then wait for that lender to approve or reject the application. Competing online lending sites generally mirror the traditional lending process. Consumers visit the website, view a list of loan products, apply for one product from one lender, and are either approved or rejected. While the consumer proposition presented by online lending websites is the same as the traditional offline process, the business models for online lending websites generally fall into the following two categories:

         - Lender/Broker Model. The operators of websites such as E-Loan and QuickenMortgage generate revenue in the same way as traditional lenders, from a mark-up over their cost of capital, whether the source of capital is a lender, secondary market purchaser, or warehouse line of credit. In exchange for these mark-ups, the lender/broker undertakes all of the document processing, verification, and customer interaction. In addition, to the extent the lenders/brokers fund originated loans with their own capital, they are directly exposed to interest rate fluctuations, and must also effectively manage their loan pipeline.

         - Referral Agent Model. The operators of websites such as GetSmart and MSN Home Advisor typically generate revenue by providing referrals to lenders. Because referral agents typically do not generate any revenue upon loan closings, there is little incentive for these companies to ensure that lenders and consumers consummate the loan transaction. Additionally, because referral websites do not offer the consumers multiple offers on their sites, they are not able to continually give best practices and pricing data to lender participants.

         LendingTree believes that the inefficiencies of the traditional lending process and the shortcomings of other online business models, combined with the large and recurring nature of consumer loan demand, offer a substantial opportunity for the exchange business model.

OUR BUSINESS STRATEGY

         Our mission is to become the dominant Internet-based lending exchange. Currently, this mission is supported by the following key elements:

         -        Make Lend-X "the" Operating System of Internet Lending.
                  Becoming the dominant lending exchange software requires a ubiquitous presence in the lending space. We license Lend-X to traditional and non-traditional financial institutions to originate loans in either a single-or multi-lender environment. Most Lend-X implementations are for multi-lender environments which utilize our exchange. As more demand flows through the various sites, the value of our exchange increases for participating lenders. We have licensed Lend-X to more than 30 private-label and co-branded exchanges. Our plans for Lend-X include deploying more multi-lender solutions at financial institutions, aggressively marketing the product through reseller relationships, and, installing Lend-X at traditional points of loan origination, including bank branches, call centers and mortgage brokers.

         - Continue to Build a Lasting and Sustainable LendingTree Brand and Leverage that Brand to Websites of Lend-X Partners Over Time. We believe that the LendingTree brand stands for empowerment and choice, words that have not been traditionally associated with financial services companies. We have built the LendingTree brand using a combination of online and offline media that has been effective at driving awareness and transaction volume. Over time, we will allow the LendingTree brand to proliferate on the websites of Lend-X partners where we believe consumers will view the "Powered By LendingTree" symbol as a name they can trust.

         To achieve our mission and objectives, we are currently undertaking several strategic initiatives:

         -        Strengthen Our Position As A Multi-Product Lending Exchange.
                  Our multi-lender website offers a wide breadth of loan categories. This multi-category strategy enables us to become the consumer's primary resource for their borrowing needs. By becoming a consumer's primary borrowing destination and fostering repeat usage, we can increase revenue per consumer and decrease acquisition costs for each new loan.

         - Continue to Expand Lender Coverage And Product Offerings. We seek to provide consumers throughout the United States with a competitive exchange for consumer credit products across a wide range of credit risk profiles. The availability of multiple lenders for each type of loan product generally provides qualified consumers with a choice of competitive offers. We will endeavor to expand lender coverage by actively marketing the exchange solution to new lenders and by expanding the range of product offerings of existing lenders on the network.

         - Explore New Software Functionality and Channels of Lend-X Distribution. In an initiative called Straight Through Processing, we are seeking to expand the functionality of Lend-X to encompass more of the functions that lenders are willing to outsource to third parties. Decisioning systems, processing systems and more connectivity to settlement service providers are among the components that we are currently exploring. These new software functionalities will be critical to penetrate new areas of distribution for the Lend-X product, including real estate agents, mortgage brokers and auto dealers.

THE LENDINGTREE LENDER NETWORK

         Our exchange enables qualified consumers to receive up to four loan offers in response to a single credit request while providing lenders with the opportunity to generate new business that meets their specific underwriting criteria at reduced acquisition costs. These advantages to both consumers and lenders are available through lendingtree.com and over 30 other websites that are powered by Lend-X.

         For the year ended December 31, 2000, we derived 89% of our revenue from transactions on our lender network, compared to 60% in 1999 and 67% in 1998.

         No individual sources of network revenue exceeded 10% of our total revenue or network segment revenue for the years ended December 31, 2000 and 1999. For the year ended December 31, 1998, four lenders comprised 27%, 13%, 12% and 11% of our total revenue.

         THE LENDINGTREE PROCESS

         The LendingTree process consists of the following steps:

         - Credit Request. Consumers access the exchange at www.lendingtree.com or Lend-X enabled sites and select a loan product from our current offering of five loan categories. Consumers complete a single qualification form for the selected loan product with information such as income, assets and liabilities, loan preferences and other data. Consumers also consent to our use of their credit report.

         - Qualification Form Filtering and Transmission. A filtering process matches the consumer's qualification form data, credit profile, and geographic location to the preset underwriting criteria provided by participating lenders. Lenders are able to modify their underwriting criteria in real-time directly through a password-protected website known as our LenderWeb. Once qualification forms pass the filters, they are transmitted to up to four lenders. In the event that after being filtered, the qualification form meets the lending criteria of more than four lenders, we forward information from the qualification form to four lenders.

         - Lender Evaluation and Response. Lenders evaluate and respond to the qualification forms that pass their filters. This response takes place on the LenderWeb or via automated interface technology that we have developed.

         - Communication of Offer. Once a lender evaluates a qualification form, renders a decision, and responds with an offer, our system automatically notifies the consumer via e-mail and displays the offers on the website where the request originated. The e-mail contains instructions to return to the website and provides instructions directing the consumer to the Check Status page where consumers can view and compare the terms of each offer including: interest rate, closing costs, monthly payment amount, lender fees and other information.

         - Offer Acceptance. The consumer has the ability to accept, reject or request more information about any particular loan offer. When the consumer selects one of these options, our system automatically notifies the chosen lender and the remainder of the process is conducted offline.

         - Ongoing Consumer and Lender Support. We provide active email and telephone follow-up and support to both lenders and consumers during the loan transaction process. This follow-up and support is designed to provide technical support and increase overall satisfaction of the participants in our exchange, as well as increase the percentage of consumers who accept and close a loan from our lender network.

         OUR LENDINGTREE LENDING EXCHANGE CUSTOMERS

         Our network of lenders and real estate brokers are our customers. Our customers pay us fees for transmitted qualification forms, closed loans and closed real estate transactions. We do not charge consumers a fee to use our network services. The following table summarizes the number of customers we had providing each loan product or service on our network as of December 31, 2000:

                                                NUMBER OF LOAN PROVIDERS OR
         LOAN PRODUCTS AND SERVICES                ISSUERS ON OUR NETWORK
         --------------------------             ---------------------------
         Home Mortgage                                      74

         Home Equity                                        61

         Automobile Loans                                   14

         Credit Cards                                       12

         Personal Loans                                      9

         OTHER LENDINGTREE NETWORK SERVICES

         In addition to our lending exchange products, we offer other services to our consumers:

         - Real Estate Referrals. In addition to helping consumers secure a mortgage loan, we can refer customers to real estate agents in most states. As of December 31, 2000, we had relationships with approximately 625 real estate brokerages and over 7,000 real estate agents trained to support referrals that we supply.

         - Other Products and Services. We also have other marketing arrangements with a variety of providers that offer home ownership and maintenance related products and services.

THE LENDINGTREE LEND-X TECHNOLOGY

         Lend-X is our online lending exchange technology that offers a fast, adaptable and reliable online lending solution for lenders and non-lenders alike, providing valuable access to our online lending exchange of more than 100 banks and lenders. We license our Lend-X technology to over 30 companies who create single and multi-lender lending exchanges using Lend-X on a private-label or co-branded basis to leverage their own lender relationships or those that we have established. We also perform limited brokerage services for some of our Lend-X Technology customers. In these transactions, we typically receive a traditional basis point fee from the lender when a loan closes.

         Revenue from sales of Lend-X technology represented $0.1 million, or 33% of total revenue, $.9 million, or 12% of total revenue, and $3.3 million, or 11% of total revenue, in 1998, 1999 and 2000, respectively.

         In 2000, a single customer accounted for 71% of the Lend-X technology segment revenue and 7.7% of our total revenue. For the year ended December 31, 1999, two customers accounted for 49% and 45% of our Lend-X technology revenue, respectively. In 1998, one customer accounted for 83% of our Lend-X technology revenue.

         THE LEND-X PLATFORM

         The Lend-X technology platform is made up of six integrated components:

         - BorrowerWeb. BorrowerWeb is Lend-X's consumer interface, the primary element of which is the qualification form. The qualification form is simple, easy to complete, and flexible to change over time. Advanced functionality includes Java-enabled tips for the consumer as he or she completes the form, links to calculators and worksheets to simplify form completion, and save-your-place functionality so the consumer can complete the form over multiple sessions.

         - Filtering Process. The filters enable lenders to perform pre-qualification approvals and route potential borrowers to the appropriate business unit within their organization. The filtering process also allows a lender to refer certain consumers to financial institutions more likely to close a given loan.

         - Loan Decisioning. Lend-X provides interfaces to the lenders' in-house decisioning systems. Lend-X also retrieves credit scores calculated from credit reports from any of the three major credit bureaus to facilitate loan evaluation and response. Additionally, in conjunction with the filtering process, Lend-X enables financial institutions to automatically provide conditional approvals of a consumer's loan request.

         - Lender Web. The Lend-X LenderWeb is a password-protected extranet where lenders can manage their pipeline of loan requests. LenderWeb includes workflow functionality, communication tools to assist in customized responses to consumers, reporting and data warehouse access, status tracking and loan tracking throughout the closing process.

         - StatusWeb. Lend-X includes a website where consumers can manage their interactions with lenders. With StatusWeb, consumers can view and compare loan offers, request more information from lenders, access calculators and loan information, view closing cost data, accept or reject loan offers and track the status of their loan file throughout the closing process.

         - Gateway Functionality. The Lend-X gateway functionality facilitates data interfacing needs between multiple points of loan origination and multiple legacy systems that a lender may have. Websites that LendingTree can connect to a legacy system include lendingtree.com, a private-label website, competitor websites, and many others. This functionality enables lenders to receive and manage all of their Internet loan origination functions with one consistent interface.

         THE BENEFITS WE OFFER OUR LEND-X CLIENTS

         The benefits to our Lend-X clients include:

         - Incremental Revenue. Lend-X offers lenders the ability to cross-sell lending products to a wider consumer base and non-lenders to utilize Lend-X and LendingTree's services to access a new market place.

         - Lower Upfront Cost. The Lend-X proprietary technology results in lower upfront cost compared to developing a web-based lending exchange in-house. As companies seek to develop proprietary Internet capabilities, Lend-X can meet their needs in a more cost-effective and scalable manner.

         - Reduced Technology Obsolescence. Lend-X is continually updated as new technologies develop. Companies that use Lend-X can take advantage of these improvements and maintain the latest technology.

         - Multi-lender Capability. We believe that financial institutions will adopt a multi-lender approach over time. Lend-X facilitates transactions between financial institutions. A multi-lender approach not only increases consumer choice, but also provides additional transaction revenue to the Lend-X partner.

         - Time to Market Advantage. Because our Lend-X product typically runs in an application service provider environment, a company can have a website up and running in as little as two weeks. This gives a valuable time-to-market advantage compared to other solutions.

         - Robust, Scalable Technology. Lend-X clients need to process significant transaction volume. Lend-X was designed, and has proven its ability, to handle significant volume and a wide range of products.

         - Access to Market Information. We provide Lend-X clients with access to a comprehensive data warehouse and real-time reporting capabilities. Additionally, we provide Lend-X clients with the benefits of our experience and knowledge of the Internet lending arena.

COMPETITION

         ONLINE LENDER NETWORK COMPETITION

         We believe that the primary competitive factors in the online financial services market are:

         -        Pricing and breadth of product offering;

         -        Time of market entry;

         -        Brand awareness;

         - Variety, quantity, and quality of partners and online relationships;

         -        Proprietary and scalable technology infrastructure;

         -        Ease of use and convenience; and

         - Strength of relationships and depth of technology integration with consumers.

         Our success depends upon capturing and maintaining a significant share of consumers who obtain loans through the Internet. In order to do this, we must continue to build on our first mover advantage, continue to increase brand awareness among consumers and lenders, expand our network of lenders, establish additional Lend-X relationships, and continually upgrade our technology. Many of our current competitors, however, have longer operating histories, larger customer bases, and significantly greater financial, technical, and marketing resources than we do. In addition, participants in other areas of the financial services industry may enter the consumer lending exchange.

         LEND-X COMPETITION

Competition for Lend-X generally falls into several categories: '

         - Traditional software companies and custom website development companies. Traditional software companies and custom website development companies, such as American Management Systems, Alltel, Cybertek, CMSI and iXL, among others, generally develop large-scale custom websites for financial institutions. These companies are clearly a competitive threat to us because of the in-depth relationships that these companies have already established. The benefit of these companies' products and services is that they are customized and developed specifically for a single institution. However, compared to Lend-X, these products and services require substantially longer lead times, cost significantly more money, do not have multi-lender linkage capability, and must be updated and changed as technologies advance.

         - Multi-lender and Single-Lender Websites. Several companies, including Microsoft Home Advisor Technologies, E-Loan and MortgageIT, operate both a consumer-branded website and private-label technologies for portals and other points of origination. Companies like E-Loan and MortgageIT also process, close and fund mortgage loans. The benefits of single-lender models are that they can provide a branded offering quickly and, sometimes, cost-effectively. However, because the entities behind the single-lender models are also lenders, it is difficult for them to sell their product to companies that are also lenders since their potential customers are also their competitors.

         - Emerging Internet Software Development Companies. Other companies, such as Expede, Framework, S-1, Digital Insight and Corrillion, are currently developing and marketing software to the financial services industry. These companies generally are focused at the front-end as customer relationship management, or CRM., software providers, or at the back-end as loan processing systems. Other companies are focused on other banking-related applications like bill payment and online banking. As these companies develop their existing products and as we add functionality to Lend-X, competition with these companies could emerge. We are combating this threat by making some of these companies our business partners and getting them to adopt the Lend-X Technology for their user base. We have entered into reseller arrangements with S-1, Financial Fusion and HomeAccount network, and several other arrangements are in various stages of development.

BUSINESS DEVELOPMENT

         SALES AND CUSTOMER AND CONSUMER SERVICE

         Our lender sales force consists of three lender development teams that cover the following consumer loan categories: mortgage and home equity; automobile; and credit cards and personal loans. Each team targets and establishes relationships with lenders to achieve an adequate array of credit products to meet consumer demand. Additionally, a separate Lend-X sales force supports the lender sales effort and also targets non-lender clients. The Lend-X sales force is divided into the following industry teams to target specific client groups: top 100 lending institutions; mid-tier and small lending institutions; resellers; and non-lender financial institutions such as insurance companies. The lender and Lend-X client marketing objective is to support our sales efforts by increasing awareness of our lender network and Lend-X platform through trade advertising, public relations, and attendance at trade shows and industry conferences.

         ACCOUNT MANAGEMENT

         We strive to provide a high level of support and service to all of our business clients. Each client receives comprehensive training on the Lend-X technology as well as a dedicated support team following the sale. Additionally, a technical support hotline operates 24 hours a day, seven days per week to provide immediate answers for most technical problems. We have developed a best practices program that helps lenders, including both network lenders and Lend-X clients, achieve high levels of customer service and provide competitive product offerings. We believe that the most successful Internet lenders adhere to best practices that include the following:

         - Use of dedicated in-house teams to monitor their online loan activities;

         -        Rapid response to consumer credit requests;

         -        Proactive solicitation of consumer feedback; and

         -        Personalized service through outbound call centers.

         CUSTOMER SERVICE

         We employ a staff of customer service and technical support personnel who provide support to all of our key constituencies. They provide support via email and telephone. The responsibilities of the customer service and technical support personnel include:

         - Responding to consumers' questions about the status of their credit request, how to use our website, and other frequently-asked questions.

         - Acting as a liaison between consumers and lenders, to ensure consumers receive prompt service from lenders.

         - Acting as a facilitator for the consumer and real estate agent.

         - Providing technical support to lender technical and systems questions 24 hours a day, seven days per week.

         -        Providing technical support to Lend-X clients.

MARKETING

         Our principal marketing objectives are to build brand awareness and increase volume on our exchange. These efforts include offline advertising, online advertising and direct marketing. We also collect and analyze consumer data to enhance our consumer marketing programs, subject to compliance with our privacy policy.

         OFFLINE ADVERTISING

         - Television Advertising. Our television advertising has proven to be an effective medium to drive both brand awareness and transaction volume. Utilizing network, spot, and cable television, we have created significant brand awareness of our brand promise of "When Banks Compete, You Win."

         - Radio Advertising. Our radio advertising directly increases transaction volume on our website as well as consumer awareness of the LendingTree brand. Radio advertising, through a combination of network and spot buying, enables us to reach our target audience in a cost-effective manner both nationally and locally. We select our spot radio markets based on a variety of factors including population density, housing starts, Internet-enabled households, and overall home buying activity.

         - Print Advertising. We have used print advertising in daily news publications as well as periodicals to support our brand awareness efforts. We will continue to explore use of the print medium to support more targeted advertising initiatives, such as vertical marketing, focusing on specific consumer groups.

         ONLINE ADVERTISING

         - Online Advertising and Sponsorships. Online advertising and sponsorships play an important role in our overall effort to reach potential consumers. We focus on those websites having a high affinity to consumer lending, such as real estate, personal finance and, automobile-related websites. We have also worked with major search engine companies such as Yahoo! to sponsor keywords such as "loans," and incorporated banner advertising into our online strategy to maximize consumer reach at relatively low cost.

         - The LendingTree Affiliate Network. We have agreements with other websites that route consumers to www.lendingtree.com. We pay advertising fees to our affiliates in exchange for the placement of banner ads and links from their site to ours. Our affiliate program has been a cost-effective source of loan request volume.

         DIRECT MARKETING

         We believe that direct marketing is an effective means of increasing loan requests and closure rates, and a way to develop more sustainable relations with consumers. Our direct marketing initiatives have been executed through both offline and online channels, within the guidelines of our privacy policy. Our direct marketing initiatives include:

         - Direct Email. We use email to encourage customers to visit our website, complete the loan request process, communicate with consumers throughout the lending process, offer additional product and service value and facilitate consumers' ability to obtain loans.

         - Direct Mail. We use direct mail to compliment our online email efforts to build brand equity and increase overall transaction volume.

         - Cross-Selling. We use cross-selling and other adaptive marketing activities to provide consumers the opportunity to purchase related products and services from our partners at various points in the LendingTree loan process. We recently added the cross-sell of real estate services to consumers in addition to existing cross-sell programs such as home, auto and credit card products.

TECHNOLOGY

         Our information technology infrastructure consists of a combination of custom-developed application software integrated with enterprise enabling applications. The infrastructure can be classified into three areas: Transaction Processing, Customer Relationship Management and Business Intelligence.

         - Transaction Processing. The high-volume, transaction processing infrastructure that enables our core business is Lend-X. The Lend-X technology infrastructure runs our exchange and powers our client's private-label and co-branded relationships. This technology was designed with an emphasis on scalability, performance, reliability, and security.

         - Customer Relationship Management. We have consumers shopping for loans 24 hours a day. In order to support this demand, we have developed a sophisticated systems monitoring capability that tracks the performance and availability of the system.
                  We have established procedures to minimize the likelihood of service interruptions, including periodic equipment and software testing, monitoring, and maintaining error records. We have also instituted and tested a contingency plan to limit the duration of any database or other software-related system failure.

         - Business Intelligence. We use standard Microsoft languages and development tools such as Visual Basic and Active Server Pages. We also use C++ and Perl. We use Microsoft's SQL Server as our database engine and our website and database servers run on the Windows NT operating system. Communications to our website are protected with Secure Sockets Layer, an industry-standard protocol that provides data encryption, server authentication, and message integrity. Our website servers and database servers are protected by firewalls that separate them from the Internet. Our website is hosted by Digex at its facilities in Beltsville, Maryland and Cupertino, California. Digex operates with redundant communication lines, emergency power backup, and 24-hour monitoring and engineering support. Physical access to all of our servers at Digex is strictly controlled by a state-of-the-art physical security architecture utilizing multi-redundant mechanics, utilities, and environmental controls.

         The combination of our data warehouse, coupled with consumer relationship and contact management tools, will enable us to continue to maximize the value we can provide to our consumers. For more information regarding Lend-X functionality, see "The Lend-X Solution" section of this prospectus.

PRIVACY POLICY

         We believe that issues relating to privacy and use of personal information of Internet users are becoming increasingly important as the Internet and its commercial use grow. As a result, we have adopted a detailed privacy policy that outlines how we use consumer information and the extent to which lenders and other third parties may have access to this information. This policy is prominently noted on our website. We do not sell, license or rent any personally identifiable information about our consumers to any third party, and will use the information about its customers for internal purposes only.

         Generally, the privacy provisions of the recently-enacted Gramm-Leach-Bliley Act:

         - Bar financial institutions from disclosing to unaffiliated third parties nonpublic personal information collected from consumers, subject to several exceptions;

         - Require financial institutions to develop and disclose consumer privacy policies;

         - Empower federal regulators with the authority to regulate information sharing and enforce the provisions of the law; and

         -        Allow states to pass stricter financial privacy laws.

         Compliance with the Gramm-Leach-Bliley Act will be mandatory on July 1, 2001. We will be required to amend our privacy policy and implement new procedures to make privacy disclosures to consumers and provide them the opportunity to elect not to have their non-public personal information disclosed to third parties. We are currently addressing these issues. In addition, we are working with our lenders to assist them in complying with their obligations, to the extent possible, through our website.

GOVERNMENT REGULATION

         The loan products and real estate agent referral services available through our website are subject to extensive regulation by various federal and state governmental authorities. Because of uncertainties as to the applicability of some of these laws and regulations to the

Internet and, more specifically, to our business, and considering our business has evolved and expanded in a relatively short period of time, we may not always have been, and may not always be, in compliance with applicable federal and state laws and regulations. Failure to comply with the laws and regulatory requirements of federal and state regulatory authorities may result in, among other things, revocation of required licenses or registrations, loss of approved status, termination of contracts without compensation, loss of exempt status, indemnification liability to lenders and others doing business with us, administrative enforcement actions and fines, class action lawsuits, cease and desist orders, and civil and criminal liability.

         Many, but not all, states require licenses to solicit or broker to residents of those states, loans secured by residential mortgages, and other consumer loans, including credit card, automobile and personal loans. We are not currently licensed and able to accept credit requests for all loan products in every state. We are not currently accepting credit requests for loan products from residents of states in which we are not licensed to provide those products. In many of the states in which we are licensed, we are subject to examination by regulators. In addition, as a result of the HomeSpace transaction, we are required to obtain real estate broker licenses, additional mortgage broker licenses and individual call center personnel licenses in numerous states. Failure to obtain these licenses and approvals could prevent us from receiving fees from the real estate agent referral and mortgage services programs we offer and may subject us to the types of fines, forfeitures and litigation discussed above.

         As a computer loan origination system or mortgage broker conducting business through the Internet, we face an additional level of regulatory risk given that most of the laws governing lending transactions have not been substantially revised or updated to fully accommodate electronic commerce. Until these laws, rules and regulations are revised to clarify their applicability to transactions conducted through electronic commerce, any company providing loan-related services through the Internet or other means of electronic commerce will face compliance uncertainty. Federal law, for example, generally prohibits the payment or receipt of referral fees in connection with residential mortgage loan transactions. The applicability of referral fee prohibitions to the advertising, marketing, distribution and cyberspace rental arrangements used by online companies like ours may have the effect of reducing the types and amounts of fees that we may charge or pay in connection with real estate-secured products.

         Regulations promulgated by some states may impose compliance obligations on any person who acquires 10% or more of our common stock, including requiring that person to periodically file financial and other personal and business information. If any person acquires 10% or more of our common stock and refuses or fails to comply with these requirements, we may not be able to obtain a license and existing licensing arrangements in particular states may be jeopardized.

         The parties conducting business with us, such as lenders and other website operators, may similarly be subject to federal and state regulation. These parties act as independent contractors and not as our agents in their solicitations and transactions with consumers. Consequently, we cannot ensure that these entities will comply with applicable laws and regulations at all times. Failure on the part of a lender or other website operator to comply with these laws or regulations could result in, among other things, claims of vicarious liability or a negative impact on our reputation.

         In addition to licensing requirements, federal and state laws regulate residential lending activities and record keeping requirements of brokers and lenders. At the federal level, our services are regulated by, among other laws, the Truth in Lending Act and Regulation Z, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Fair Credit Reporting Act, federal privacy laws, and the Real Estate Settlement Procedures Act and Regulation X. These laws generally regulate the manner in which loan services are made available, including advertising and other consumer disclosures, payments for services, record keeping requirements, and the privacy and reporting of consumer data. State and federal laws also prohibit unfair and deceptive trade practices and require companies to adopt appropriate policies and practices to protect consumer privacy.

         Under the Truth in Lending Act, creditors are required to provide consumers with uniform, understandable information concerning some of the terms and conditions of loan and credit transactions being offered, which may include disclosures in advertising. This particular federal law is generally applicable to lenders and applies to us primarily in the context of advertising.

         The Equal Credit Opportunity Act prohibits discrimination against applicants on the basis of race, color, sex, age, religion, national origin, or marital status, and the Fair Housing Act similarly prohibits discrimination in residential lending. The regulations under the Equal Credit Opportunity Act also restrict creditors from requesting various types of information from loan applicants and require lenders to supply applicants with a notice, referred to as an adverse action notice, when the lender denies its applicants credit. Our lenders are generally obligated to provide the required disclosures. While the applicability of these disclosure requirements to us is unclear, we nevertheless provide such disclosures to consumers in the event that a qualification form cannot be transmitted to any lender.

         The Fair Credit Reporting Act is a consumer privacy statute that generally governs the assemblage, evaluation, maintenance, and dissemination of information on consumers that has been collected for the purpose of evaluating their qualifications for credit. The Fair Credit Reporting Act also requires that users of consumer credit reports notify consumers when their loan applications are denied on the basis of those consumer credit reports. In addition, recent consumer privacy legislation enacted as part of the Gramm-Leach-Bliley Act will restrict the dissemination of nonpublic consumer information to non-affiliated third parties and will require institutions to maintain privacy policies, and give notice of such policies, when compliance with the law becomes mandatory on July 1, 2001. As a regulated financial institution for purposes of this law, we are currently addressing these issues.

         The Real Estate Settlement Procedures Act, or RESPA, and related regulations generally prohibit the payment or receipt of fees or any other item of value for the referral of a real estate-secured loan to a loan broker or lender. RESPA and the related regulations also prohibit fee shares or splits or unearned fees in connection with the provision of residential real estate settlement services, including mortgage brokerage and lending services. Notwithstanding these prohibitions, RESPA permits payments for goods or facilities furnished or for services actually performed, so long as those payments bear a reasonable relationship to the market value of the goods, facilities or services provided. Failure to comply with RESPA may result in, among other things, administrative enforcement actions, class action lawsuits, cease and desist orders and civil and criminal liability.

         The mortgage and home equity products offered through our exchange are residential real estate secured loans subject to these provisions of RESPA. Consequently, our online relationships with lenders, other companies and websites on which we offer services are subject to RESPA's prohibitions on payment or receipt of referral fees for referrals and for unearned fees or fee splits. We believe that we have structured these relationships to comply with RESPA. The applicability of RESPA's referral fee and fee splitting prohibitions to these types of Internet-based relationships, however, is unclear and the appropriate regulatory agency has provided limited guidance to date on the subject. See the section of this prospectus entitled "Risk Factors" for more information.

COPYRIGHTS, TRADEMARKS, PATENTS AND LICENSES

         We regard our intellectual property as critical to our success. We rely on a combination of trademark and copyright law, and trade secret protection to protect our proprietary rights. We pursue the protection of our intellectual property in part through trademark and copyright registration. We have registered "LendingTree" as a trademark in the United States and have applied for trademark registration in the United States for "Lend-X." In addition, in connection with the HomeSpace transaction, we were assigned applications for registration of marks for "HomeSpace," acquired certain patent applications from HomeSpace, and were assigned other pending trademark registrations associated with HomeSpace, Inc. We consider the protection of our trademarks to be important for maintenance of our brand identity and reputation. We have applied for a U.S. patent and filed a Patent Cooperation Treaty international patent application on our Lend-X technology and our online loan market process. We cannot assure you that any of these registrations or applications will not be successfully challenged by others or invalidated through administrative process or litigation. Further, if our trademark applications are not approved or granted due to the prior issuance of trademarks to third parties or for other reasons, there can be no assurance that we would be able to enter into arrangements with such third parties on commercially reasonable terms allowing us to continue to use such trademarks. It is possible that our patent applications will be denied or granted in a very limited manner such that they offer little or no basis for us to deter competitors from employing similar technology or processes or allow us to defend ourselves against third-party claims of patent infringement. Further, effective patent, trademark, copyright, and trade secret protection may not be available in every country in which we may offer our services.

         A substantial portion of our intellectual property is licensed to third parties. We license the right to use Lend-X to well-known regional and national lenders, other online companies that create online exchanges, and other websites providing lending services. In addition, a portion of the intellectual property used in our business is based on licenses granted to us by third parties. We depend on the third party owners from whom we license intellectual property and technology to protect those rights, and therefore, cannot guarantee that the measures taken by these third parties to protect their proprietary rights will be sufficient. In these agreements, the licensors have generally agreed to defend, indemnify and hold us harmless with respect to any claim by a third party that the licensed property infringes any patent or other proprietary right. We cannot assure you that these provisions will be adequate to protect us from infringement claims.

         In addition, we seek to protect our proprietary rights through the use of confidentiality agreements and other contractual arrangements with our employees, affiliates, clients, Lend-X licensees, and others. We cannot assure you that these agreements will provide adequate protection for our proprietary rights in the event of any unauthorized use or disclosure, that employees, our affiliates, clients, Lend-X licensees, or others will maintain the confidentiality of such proprietary information, or that such proprietary information will not otherwise become known, or be independently developed, by competitors. Occasionally, we have been, and expect to continue to be, subject to claims in the ordinary course of our business, including claims alleging that we have violated a patent or infringed a copyright, trademark or other proprietary right belonging to a third party. We cannot assure you that the steps we have taken to protect our proprietary rights will be adequate or that third parties will not infringe or misappropriate our proprietary rights. Any infringement claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources on our part, which could materially adversely affect our business, results of operations, and financial condition.

EMPLOYEES AND RECRUITMENT

         As of March 31, 2001, we had approximately 220 full-time employees. Of these, 50 were in lender and borrower relations, 41 were in sales, marketing and business development, 84 were in technology and project management, 22 were in financial and legal, and the remainder were in human resources and administrative positions. None of our employees are represented under collective bargaining agreements. We consider our relations with our employees to be good.

FACILITIES

         Our principal executive offices are currently located in approximately 38,000 square feet of office space in Charlotte, North Carolina under a lease that expires in 2010.

LEGAL PROCEEDINGS

         We have been named as one of a number of defendants in a putative class action law suit originally filed on September 7, 2000 in California Superior Court in Contra Costa, California. This action for injunctive relief and class action restitution was filed under Cal. Bus. Prof. Code sections 17200 and 17500. The lawsuit was removed to federal court on October 13, 2000, and was caption Ainsworth, et al, V. Ohio Savings Bank, et at., Case No. 300-CV-3786 (N.D. Cal.). The lawsuit was remanded to California Superior Court in Contra Costa, California on January 12, 2001, Case No. MS C00-03812, and is pending there. The other defendants named in the action are Ohio Savings Bank, Costco Wholesale Corp., Costco Financial Services Inc., First American Title Insurance Company and First American Lenders Advantage. Plaintiff have sought limited discovery from us and we in the process of complying with plaintiffs' discovery request.

         This case challenges the legality of the payment of premium spreads to HomeSpace Services, Inc. through an affinity lending program with co-defendants Costco Wholesale and

Ohio Savings Bank. We acquired certain assets of HomeSpace through an asset purchase on August 2, 2000. We intent to file a motion for summary judgement in the case on the grounds that we are not liable for the actions of HomeSpace by virtue of our purchase of its assets. Plaintiffs also assert that we are paid yield spread premiums as part of the Costco relationship, and seek to enjoin our receipt of such payments in the future and to require certain additional disclosures and consents from borrowers. We do not receive any premium payments, and do not anticipate receiving any premium payments in the future. We believe that it is too early to make any judgements concerning the likelihood of an unfavorable outcome or to make any further assessment of the amount or range of possible loss in this action, since the complaint primarily challenges the actions of HomeSpace for actions taken prior to our purchase of certain assets of HomeSpace, we have not yet moved for summary judgement and the case has not progressed. We believe that it would be incorrect for a Court to hold us liable for the actions of HomeSpace, but such an outcome is possible. Moreover, plaintiffs' claims as to requiring additional disclosures and consents in connection with the Costco program loans are still in the process of being articulated at this stage of the case. We do note that the disclosure and consent claims appear to be raised primarily as the basis for injunctive relief, not for relief in damages.

         We have retained counsel and are vigorously defending against these claims. Although there can be no assurances, we do not believe that the outcome of any proceeding will have a material effect on our financial condition, cash flows or results of operations.

         We recently were the subject of a routine examination conducted by the New York State Banking Department, or NYSBD. At the close of the examination, during the exit interview, NYSBD examiners verbally raised an issue as to whether we are obligated to make certain mortgage broker disclosures to consumers under New York state law. As of this date, NYSBD has not instituted any investigation or enforcement action. We could face a possible administrative fine, penalty or both. We believe that the NYSBD regulation which triggers the disclosures in question is inapplicable to us. We intend to work with the NYSBD to clarify the application of its regulations to our activities, and, if necessary, to contest any fine or penalty. Although there can be no assurances, we do not believe that the outcome of any proceeding will have a material effect on our financial condition or the results of our operations.

         We are involved in other litigation from time to time that is routine in nature and incidental to the conduct of our business. We believe that the outcome of any such litigation would not have a material adverse effect on our financial condition or results of operations.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

         The following table sets forth certain information regarding our executive officers and directors as of April 5, 2001.


     NAME                   AGE                              POSITION
Douglas Lebda                31          Chief Executive Officer and Director

Keith Hall                   47          Senior Vice President, Chief Financial Officer and
                                         Treasurer

Thomas Reddin                40          Senior Vice President and Chief Operating Officer

David Anderson               35          Senior Vice President of New Business Initiatives

Richard Stiegler             44          Senior Vice President and Chief Technology Officer

Stephen J. Campbell          36          Senior Vice President and Chief Information Officer

Richard Field                60          Director

W. James Tozer, Jr.          60          Director

James Carthaus               60          Director

Robert Kennedy               65          Director

Daniel Lieber                38          Director

Robert Spass                 45          Director

Dale Gibbons                 40          Director

DIRECTORS

         Our certificate of incorporation divides our board into three classes, denominated as Class I, Class II and Class III. Members of each class hold office for staggered three-year terms. At each annual meeting of our stockholders commencing in 2001, the successors to the directors whose terms expire at that meeting will be elected to serve until their successors have been elected and qualified. With respect to each class, a director's term will be subject to the election and qualification of his successors, or his earlier death, resignation or removal. These provisions, when taken in conjunction with other provisions of our amended and restated certificate of incorporation authorizing the board of directors to fill vacant directorships, may delay a stockholder from removing incumbent directors simultaneously gaining control of the board of directors by filling the vacancies with its own nominees.

         Listed below are the names of all of our current directors, the business experience during the past five years of each such person, and any other directorships held by such person in companies that are subject to the reporting requirements of the Securities Exchange Act of

1934 or in any company registered as an investment company under the Investment Company Act of 1940. Each of the following directors has served continuously as a director since the year in which he was first elected as a director. None of the following persons serves as a director pursuant to any arrangement or understanding between him and any other person(s). However, in connection with the 8% convertible preferred stock transaction in March 2001, we expanded our board from seven to eight members and, at the request of Zions Bancorporation, we appointed Dale Gibbons to fill the new board position.

                CLASS I-TERM EXPIRING AT THE 2004 ANNUAL MEETING

         RICHARD FIELD has been a director since August 1997. Mr. Field has been a private investor since May 1997. From 1978 until 1997, Mr. Field worked at The Bank of New York in various capacities, most recently as Senior Executive Vice President of Retail Banking and a member of its Policy Committee. Prior to 1978, Mr. Field served in various marketing capacities at Chase Manhattan Corporation and Citicorp. Mr. Field is also a former member of the Executive Committee for MasterCard International's board of directors and the former Chairman of MasterCard's U.S. board of directors.

         W. JAMES TOZER, JR. has been a director since August 1997. Since 1990, Mr. Tozer has been the Managing Director of Vectra Management Group, a real estate firm. He is a former Senior Vice President of Citibank and a member of its Policy Committee, Senior Executive Vice President of Shearson Hayden Stone, Senior Executive Vice President of Marine Midland Bank, and President of Prudential-Bache Securities. Until its sale in January 2001, he was Chairman of the Executive Committee of Draper Bank and Trust and was co-founder of Vectra Bank of Colorado.

                CLASS II-TERM EXPIRING AT THE 2002 ANNUAL MEETING

         JAMES CARTHAUS had been a director since December 1998. He resigned as a director of LendingTree at our 2001 annual meeting. Since 1989, Mr. Carthaus has been the chairman of a New York investment bank, Scott-Macon, Ltd. He is a former officer of Citibank, a Vice President and Senior Lending Officer of a predecessor of FleetBoston Financial and an Executive Vice President and director of Shearson Lehman Brothers where he headed its financial services division. Mr. Carthaus is currently a director and Chairman of the Investment Committee of The Franciscan Sisters of The Poor Foundation, Inc.

         ROBERT KENNEDY has been a director since December 1998. Mr. Kennedy has been the Director of Special Projects of ULLICO, Inc. since 1994. Mr. Kennedy is currently a director of SuperShuttle International, Inc. and is a member of the Advisory Board of Euclid Funds.

         DANIEL LIEBER has been a director since September 1999. Mr. Lieber is a partner at Equifin Capital Management, an investment firm affiliated with Capital Z, where he has worked since October 1998. Prior to joining Equifin, Mr. Lieber was a Senior Vice President at AT&T Capital. From 1995 to 1997, Mr. Lieber was a Senior Vice President with GE Capital Services, RFS Ventures Group. Between 1993 and 1995, he was employed as a Vice President in the Management Consulting Group at Bankers Trust.

               CLASS III-TERM EXPIRING AT THE 2003 ANNUAL MEETING

         DOUGLAS LEBDA founded LendingTree in June 1996 and has served as a director since that time. He has served as Chief Executive Officer since September 1998. Prior to that time,

Mr. Lebda served as Chairman of the Board and President. Prior to founding LendingTree, Mr. Lebda was with Price Waterhouse in various capacities since 1992.

         ROBERT SPASS has been a director since April 5, 2001. He has been a director of Capital Z Management, L.L.C. and affiliated companies from 1998 to the present, and has been Chairman of the Board of Capital Z Management, L.L.C. since January 1, 2001. Mr. Spass has also been a Partner of Capital Z since 1998 and Managing Partner of Insurance Partners Advisors I, L.P., since 1994. Prior to joining Insurance Partners Advisors I, L.P., Mr. Spass was President and Chief Executive Officer of International Insurance Advisors, Inc. from 1990 to 1994. Mr. Spass is a director of Superior National Insurance Group, Inc. and certain subsidiaries, Ceres Group, Inc., Universal American Financial Corporation, USI Insurance Services, Corp., Highlands Insurance Group, Inc., and Aames Financial, Corp.

         DALE GIBBONS has been a director since March 2001, when he was elected in connection with the closing of the issuance and sale of our 8% convertible preferred stock. Mr. Gibbons has been the Chief Financial Officer of Zions Bancorporation since August 1996. Prior to joining Zions Bancorporation, Mr. Gibbons was a Senior Vice President of First Interstate Bancorp.

EXECUTIVE OFFICERS

         Certain information regarding our executive officers is set forth below:

         DOUGLAS LEBDA has served as a director since June 1996 and as Chief Executive Officer since September 1998. Additional information about Mr. Lebda can be found above under the caption "Class III Directors--Term Expiring at the 2003 Annual Meeting."

         THOMAS REDDIN is Senior Vice President and Chief Operating Officer. From 1995 to 1999, he was Vice President, Consumer Marketing for Coca-Cola USA. Mr. Reddin was responsible for leading the strategy and all marketing activities for Coca-Cola. Prior to joining The Coca-Cola Company, Mr. Reddin spent 13 years with Kraft General Foods in various brand management capacities. Mr. Reddin joined LendingTree in December 1999.

         KEITH HALL is Senior Vice President, Chief Financial Officer and Treasurer. From 1997 until 1999, Mr. Hall was the Chief Financial Officer of Broadway & Seymour, Inc., a software product and services firm. Beginning in 1995, Mr. Hall was the Chief Financial Officer of Legent Corporation, a software and services company. Between 1983 and 1995 Mr. Hall worked in various financial positions at United Technologies Corporation, including Chief Financial Officer of Carrier North America. Mr. Hall has been with LendingTree since June 1999.

         RICHARD STIEGLER is Senior Vice President and Chief Technology Officer. From 1993 until 1997, Mr. Stiegler served as vice president of Advanced Technology at Greenwich Capital Markets. From 1987 until 1993, Mr. Stiegler was a Vice President at Morgan Stanley. Mr. Stiegler has been with LendingTree since November 1997.

         STEPHEN CAMPBELL is Senior Vice President and Chief Information Officer. From 1987 until November 1999, Mr. Campbell worked in various capacities with American Management Systems Inc., an international business and information technology consulting company, most recently as the director of Software Development for the Consumer Financial Services Group. Mr. Campbell has been with LendingTree since November 1999.

         For information about our compensation arrangements with certain of our executive officers, reference is made to our 2001 proxy statement filed pursuant to Section 14 of the Securities Exchange Act, which is incorporated into this prospectus by reference.

              CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

FINANCING TRANSACTIONS

         Specialty Finance Partners Equity Rights Transaction. In September 2000, Capital Z, through its affiliate, Specialty Finance Partners, purchased an equity rights certificate from us for approximately $10.0 million. This certificate was initially convertible into 1,253,918 shares of our stock, equivalent to $7.975 per share, and warrants to purchase 225,000 shares of our common stock with an initial exercise price of $7.975. The equity rights certificate contained anti-dilution and price protection provisions, including, among others, a provision that in the event we successfully consummated a series of subsequent financing transactions with aggregate proceeds of at least $15.0 million prior to June 30, 2001, the certificate could, at the election of Specialty Finance Partners, be converted into $10.0 million of the type of securities issued to investors in the subsequent financing transaction, on the same terms and conditions as afforded investors in the subsequent financing. Capital Z also received a commitment fee warrant to purchase 135,000 shares of our common stock, which expires on September 29, 2005 and had an initial exercise price of $7.975 per share, subject to adjustment in the event of a subsequent financing. In March 2001, upon the closing of our 8% convertible preferred stock financing, Specialty Finance Partners converted its equity rights certificate into 2,857,143 shares of our 8% convertible preferred stock and the exercise price of the commitment fee warrant was reduced to $3.762 per share.

         8% Convertible Preferred Stock Transaction. In March 2001, we sold a total of 3,900,001 shares of our 8% convertible preferred stock for $13.7 million or $3.50 per share to Zions Bancorporation (1,428,571 shares), Specialty Finance Partners (1,142,857 shares), Douglas Lebda (200,000 shares), Richard Field (200,000 shares), W. James Tozer, Jr. (200,000 shares), and a group of eleven accredited investors (728,573 shares). On April 30, 2001, Keith Hall, W. James Tozer, Jr. and W. James Tozer purchased an additional 28,571, 50,000 and 50,000 shares, respectively, for a total consideration of $450,000 or $3.50 per share, plus accrued but unpaid dividends to the closing date.

         ULLICO Revolving Line of Credit. On March 7, 2001, we entered into a two-year $5.0 million revolving credit agreement with ULLICO. Borrowings under the revolving credit agreement are secured by substantially all of our assets. Interest on borrowings accrues at 6% per annum in cash and additional interest in the form of 5-year warrants to purchase our common stock with an exercise price of $.01 per share. The number of warrants ULLICO will be entitled to receive is based on the average amount outstanding multiplied by 14% per annum divided by $3.99. In addition, as a commitment fee, we issued ULLICO warrants to purchase 40,000 shares of our common stock with an exercise price of $.01 per share. No amounts have been borrowed under this line of credit as of March 31, 2001.

OFFICER LOANS

         In February 2000, we granted Mr. Lebda an option to purchase an additional 100,000 shares of our common stock at an exercise price equal to our initial public offering price of $12.00. This option was exercised in full prior to the commencement of trading of our common stock on the Nasdaq National Market. In connection with the exercise of this option, Mr. Lebda issued a full recourse promissory note to us for the full exercise price of this option of $1.2 million. The note was initially secured by all of the shares purchased pursuant to the option. The note bears interest at the "applicable federal rate" as defined in Section 1274(d) of the Internal Revenue Code, compounded annually. Interest on the unpaid principal balance, along with two equal principal installments, is due on January 31, 2004 and 2005, respectively.

         On February 9, 2000, Mr. Lebda and Keith Hall, our Chief Financial Officer and Senior Vice President, exercised options to purchase 68,134 and 12,260 shares of our common stock, respectively, at weighted average exercise prices of $3.93 and $5.51 per share, respectively. In connection with these option exercises and the payment of related income taxes, we loaned Messrs. Lebda and Hall $500,000 and $100,000, respectively, as permitted under our benefit plans. Each of these loans was originally evidenced by a full recourse promissory note bearing interest at the applicable federal rate, compounded annually, and secured by all of the shares purchased under the respective options. Interest on the unpaid principal balance of each note, along with three equal installments of principal, is due and payable on February 9, 2002, 2003 and 2004, respectively.

         In March 2001, in connection with the sale of the 8% convertible preferred stock, we entered into a promissory note and an amended and restated pledge agreement with Mr. Lebda to provide him with a $700,000 loan to acquire 200,000 shares of our 8% convertible preferred stock. This loan is to be repaid in two installments of $35,000 due on January 31, 2002 and 2003, respectively, and three installments of $210,000, plus interest, due on January 31, 2004, 2005 and 2006, respectively. Interest on the outstanding balance accrues at the applicable federal rate. To collateralize the loan, we have entered into an amended and restated pledge agreement with Mr. Lebda. This amended and restated pledge agreement amends and restates the existing pledge agreement discussed above and covers all three loans totaling $2.4 million. Under the amended and restated pledge agreement, we have a security interest in all of the shares of our common and preferred stock that he beneficially owns, other than 88,900 shares held through a family trust. Mr. Lebda is precluded from selling or transferring any of our securities or options or warrants to purchase any of our securities without our prior consent. The shares described above are the sole collateral securing the three loans for as long as Mr. Lebda remains our employee. If Mr. Lebda voluntarily terminates his employment other than for "good reason" or if we terminate his employment for "cause," as those terms are defined in his employment agreement, the loans will become full recourse.

INVESTMENTS BY DIRECTORS AND OFFICERS.

         In July 1998, we sold 42,333 shares of our common stock at a price of approximately $4.72 per share to H. Eugene Lockhart for $200,000. Mr. Lockhart served as a member of our board of directors until September 1999.

         In November 1998, we sold 12,700 shares of our common stock at a price of approximately $4.72 per share to James Carthaus for $60,000. Mr. Carthaus is a member of our board of directors.

         In May 1999, we sold 333,334 shares of convertible preferred stock at a price of $6.00 per share and warrants to purchase 33,020 shares of our common stock for $2.0 million to W. James Tozer, Jr. and Richard Field, each of whom serves as a member of our board of directors. These warrants have an exercise price of approximately $7.87 per share and expire in May 2004. The shares of convertible preferred stock and accumulated dividends thereon were converted into 434,997 shares of common stock at our initial public offering.

         In July 1999, we issued a $500,000 principal amount 8% convertible promissory note and a warrant to purchase 15,240 shares of our common stock at an exercise price of approximately $7.87 per share to Garrity Investment LLC, which is controlled by a family member of Douglas Lebda, our Chief Executive Officer. This financing was part of our issuance of 8% convertible promissory notes in an aggregate principal amount of $1,750,000 and warrants to purchase 53,340 shares of our common stock to five investors. In September 1999, all of the promissory notes along with accrued interest were exchanged for 214,076 shares of our Series D convertible preferred stock, of which Garrity Investments received 61,165 shares, which, along with accumulated dividends thereon, were converted into 80,342 shares of common stock at our initial public offering.

         In September 1999, Robert G. Wilson, who served as our Chairman until September 1999, received $3,400,000 upon our repurchase of 539,750 shares of our common stock at a price per share of approximately $6.30. Donald Colby, who served as a member of our board of directors until September 1999, received $800,000 upon our repurchase of 127,000 shares of our common stock at a price per share of approximately $6.30. Also in September 1999, we repurchased 282,222 shares of our common stock at a price per share of approximately $6.30 from Phoenix Strategic Capital for $1,777,776. Richard Shaw was designated as a member of our board of directors by Phoenix in March 1998 and served until September 1999.

         In January 2000, we granted options to Douglas Lebda to purchase up to 158,750 shares of our common stock at an exercise price of $9.25 per share which vest over a four year period. In addition, we also granted Mr. Lebda an option to purchase up to 100,000 shares of our common stock at an exercise price equal to the initial public offering price. This option was exercised in full prior to the commencement of trading of our common stock on the Nasdaq National Market. In connection with the exercise of this option, Mr. Lebda issued to us a full recourse promissory note for the full exercise price of the option. The note was initially secured by all of the shares purchased pursuant to the option. The note bears interest at the "applicable federal rate" as defined in Section 1274(d) of the Internal Revenue Code, compounded annually. Interest on the unpaid principal balance, along with two equal principal installments, is due on January 31, 2004 and 2005, respectively.

         On February 9, 2000 Douglas Lebda, Keith Hall and James Bennett, Jr., our former Senior Vice President of Corporate Development, exercised options, which were granted prior to December 31, 1999, to purchase 68,134, 12,260, and 12,260, shares of our common stock, at weighted average exercise prices of $3.93, $5.51, and $5.51 per share, respectively. In connection with these option exercises and the payment of related income taxes, we agreed to lend Messrs. Lebda, Hall and Bennett $500,000, $100,000 and $100,000, respectively, as permitted under our benefit plans. Each of these loans was originally evidenced by a full recourse promissory note bearing interest at the applicable federal rate, compounded annually, and secured by all of the shares purchased under the respective options. Interest on the unpaid principal balance of each note, along with three equal installments of principal, is due and payable on February 9, 2002, 2003 and 2004, respectively.

         In March 2001, in connection with the sale of the 8% convertible preferred stock, we entered into a promissory note and an amended and restated pledge agreement with Mr. Lebda to provide him with a $700,000 loan to acquire 200,000 shares of our 8% convertible preferred stock. This loan is to be repaid in two installments of $35,000 due on January 31, 2002 and 2003, respectively, and three installments of $210,000, plus interest, due on January 31, 2004, 2005 and

2006, respectively. Interest on the outstanding balance accrues at the applicable federal rate. To collateralize the loan, we have entered into an amended and restated pledge agreement with Mr. Lebda. This amended and restated pledge agreement amends and restates the existing pledge agreements discussed above and covers all three loans totaling $2.4 million. Under the amended and restated pledge agreement, Mr. Lebda granted us a security interest in all of the shares of our common and preferred stock that he beneficially owns, other than 88,900 shares held through a family trust. Mr. Lebda is precluded from selling or transferring any of our securities or options or warrants to purchase any of our securities without our prior consent. The shares described above are the sole collateral securing the three loans for as long as Mr. Lebda remains our employee. If Mr. Lebda voluntarily terminates his employment other than for "good reason" or if we terminate his employment for "cause," as those terms are defined in our employment agreement with Mr. Lebda, the loans will become full recourse.

         As of March 31, 2001, Mr. Lebda and his wife owned 1,130,408 shares of common and preferred stock which are pledged as collateral securing the notes discussed above.

         On March 20, 2001, Douglas Lebda, Richard Field, W. James Tozer Jr., purchased shares of our 8% convertible preferred stock and W. James Tozer, Jr., Keith Hall and W. James Tozer committed to purchase additional shares of 8% preferred stock on April 30, 2001. For more information, see the section above entitled "Series A 8% convertible preferred stock financing."

RELATIONSHIPS BETWEEN THE COMPANY, DIRECTORS AND STOCKHOLDERS

         Robert Kennedy, a member of our board of directors, is the director of special projects of ULLICO, Inc.

         Daniel Lieber, a member of our board of directors, is a partner of Equifin Capital Management, an entity affiliated with Capital Z.

         Adam Mizel, who served as a member of our board of directors until he resigned on April 5, 2001, is a partner of Capital Z.

         Robert Spass, a member of our board of directors, is a partner of Capital Z.

          Dale Gibbons, who was elected to our board of directors in March 2001 to fill a vacancy created by expanding the board from seven to eight members, is the Chief Financial Officer of Zions Bancorporation, a purchaser of 1,428,571 shares of our series A 8% convertible preferred stock.

OTHER RELATIONSHIPS

         PRICELINE.COM

         In September 1999, priceline.com acquired an equity position in LendingTree representing less than 2% of our total outstanding shares. During 1999 and 2000, through contractual relationships with priceline.com and related entities, we recorded revenue of $0.2 million and $0.1 million, respectively. Also, under these arrangements with priceline.com and its related entities, we paid $0.6 million and $1.1 million in 1999 and 2000, respectively. Subsequent to December 31, 2000, priceline.com sold its equity interest LendingTree.


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

         CNBC.COM

         In January 2000, we entered into an agreement with CNBC.com, an interactive media company. CNBC.com agreed to cooperate with us exclusively in developing and operating a series of lending exchange websites using our Lend-X software. These websites appear to the consumer to be part of the CNBC.com website, and will incorporate our lending exchange content and transaction capability. The agreement also includes joint marketing and promotional arrangements, and contains provisions requiring us to conduct television advertising on the CNBC cable network channel. In return, we granted CNBC.com the non-exclusive license to our intellectual property and we agreed to pay CNBC.com a variable monthly fee based on the number of completed qualification forms. In addition, on February 2, 2000 we granted CNBC.com warrants to purchase up to 190,500 shares of our common stock, or approximately 1.0% of our common stock, at an exercise price of approximately $7.87 per share. All of these warrants are currently exercisable. CNBC.com is an affiliate of General Electric, a stockholder in LendingTree.

         INVESTMENT IN LOANTRADER.COM

         On February 1, 2000 we consummated a $2.5 million equity investment in LoanTrader.com, Inc., a company that provides mortgage exchange services over the internet. In this transaction we acquired approximately 8.5% of LoanTrader.com's outstanding equity. The carrying value of this investment was written down to $600,000 in December of 2000. Capital Z Partners and Goldman Sachs, two of our significant stockholders, also invested in this company.

         PRUDENTIAL SECURITIES INCORPORATED

         Prudential Securities Incorporated acted as an underwriter in the Company's initial public offering and acted as a placement agent in connection with a private placement of our Series D convertible preferred stock in September 1999. Prudential Securities Incorporated received a warrant to purchase 127,000 shares of common stock at an exercise price of $7.52 per share. On January 25, 2000 Prudential Securities Incorporated exchanged the warrant for a new warrant to purchase 127,000 shares of common stock at an exercise price equal to the initial public offering price of $12.00 per share. The new warrant is exercisable for a five-year period ending on September 21, 2004.

         ACQUISITION

         On August 2, 2000, we acquired certain assets and assumed certain liabilities of HomeSpace Services, Inc., a Delaware company engaged in the business of maintaining a website offering consumers access to real estate broker referral services, residential mortgage loans and a full array of related home services. The aggregate consideration for the HomeSpace transaction was approximately $11.2 million, consisting of $6.2 million in cash, 639,077 shares of our restricted common stock, valued at $4.7 million and $0.3 million of assumed liabilities. At closing, 169,851 shares of our common stock were placed in escrow in the event of any post-closing indemnification claims and $4.2 million in cash was placed in escrow to be paid to trade creditors of HomeSpace.


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

                SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS,
                            DIRECTORS AND MANAGEMENT

         The following table provides information about the beneficial ownership of our common stock as of March 31, 2001. We have listed each person known to us to beneficially own more than 5% of the outstanding common stock, as well as each of our directors and executive officers identified in the summary compensation table and all directors and executive officers as a group. Unless otherwise indicated, each of the stockholders has sole voting and investment power with respect to the shares beneficially owned.

         Common stock percentage ownership is based on 18,737,441 shares of common stock outstanding as of March 31, 2001. Preferred stock percentage ownership is based on 6,885,715 shares of 8% convertible preferred stock outstanding as of April 30, 2001. A total of 6,757,144 shares of our preferred stock were actually outstanding as of March 31, 2001. We issued an additional 128,571 shares of our 8% convertible preferred stock on April 30, 2001. Shares of common stock issuable upon the exercise or conversion of options, warrants or preferred stock that are currently exercisable or convertible or exercisable or convertible within 60 days of March 31, 2001 are deemed outstanding for the purpose of computing the common stock percentage ownership of the person holding such options, warrants or preferred stock, but are not deemed outstanding for computing the common stock percentage ownership of any other person. Since our 8% convertible preferred stock became convertible into shares of our common stock when the conversion terms were approved by our stockholders when at our annual meeting in May 2001, we have included shares of common stock issuable upon conversion of the preferred stock in calculating such ownership amounts.

         In connection with the sale of 6,885,715 shares of our 8% convertible preferred stock in March 2001, stockholders holding approximately 59% of our outstanding common stock entered into a voting agreement and executed irrevocable proxies pursuant to which these stockholders agreed, among other things, to vote their shares of common stock at our 2001 annual meeting in favor of the approval of the conversion terms and general voting rights of our 8% convertible preferred stock and the issuance of our common stock upon conversion of the 8% convertible preferred stock. By virtue of the voting agreement, and only for such time as the voting agreement was in effect, the parties to the voting agreement may have been deemed to constitute a "group" within the meaning of Rule 13d-5(b) under the Exchange Act and thereby may have been deemed to be beneficial owners of all shares of 8% convertible preferred stock and common stock held by each member of the deemed group. The voting agreement terminated immediately following our annual meeting in May 2001 when the conversion terms and general voting rights of our 8% convertible preferred stock were approved by our stockholders. Each of the stockholders listed below that was a party to the voting agreement has disclaimed its membership in such group and, for purposes of Section 13(d) of the Exchange Act, has disclaimed beneficial ownership of any shares of 8% convertible preferred stock or common stock held by any party to the voting agreement other than itself, if applicable.

                                             COMMON STOCK                          PREFERRED STOCK
                                             BENEFICIALLY       PERCENTAGE OF       BENEFICIALLY      PERCENTAGE OF
         NAME AND ADDRESS(1)                     OWNED              CLASS              OWNED              CLASS
----------------------------------           ------------       -------------      ---------------    -------------
Specialty Finance Partners(2)                    7,956,420           35.0%            4,000,000           58.1%
ULLICO(3)                                        2,271,604           11.9%                   --             --
GE Capital Residential Connections               1,266,053            6.8%                   --             --
  Corporation(4)
General Electric Capital Assurance
  Company(5)                                       316,514            1.7%                   --             --
The Goldman Sachs Group, Inc.(6)                 1,424,310            7.6%                   --             --
Zions Bancorporation(7)                          1,428,571            7.1%            1,428,571           20.7%
Capital Group International, Inc.(8)             1,337,400            7.2%                   --             --
Douglas Lebda(9)                                 1,420,848            7.4%              200,000            2.9%
Keith Hall(10)                                     131,600              *                28,571              *
Stephen J. Campbell(11)                             28,187              *                    --             --
Thomas Reddin(12)                                   73,536              *                    --             --
Richard Stiegler(13)                                98,740              *                    --             --
Richard Field(14)                                1,070,682            5.5%              200,000            2.9%
W. James Tozer, Jr.(15)                            935,943            4.9%              300,000            4.4%
James Carthaus(16)                                  84,850              *                    --             --
Robert Kennedy(17)                               2,271,604           11.9%                   --             --
Daniel Lieber(18)                                       --             --                    --             --
Dale Gibbons(19)                                 1,436,771            7.1%            1,428,571           20.7%
Robert Spass(20)                                    23,418              *                    --             --
Theodore W. Kheel(21)                              213,413            1.1%              142,857            2.1%
All executive officers and directors as         15,510,828           59.2%            6,107,142           88.7%
     a group (18 persons)

---------------------------------

*        Less than one percent.

(1) Addresses are provided only for the beneficial owners of 5% or more of our common stock or preferred stock.

(2) Specialty Finance Partners, an affiliate of Capital Z Partners, Ltd., is located at 54 Thompson Street, New York, New York. Specialty Finance Partners beneficially owns 7,956,420 shares of common stock, which includes 4,000,000 shares of common stock that will be issuable upon conversion of our 8% convertible preferred stock. Specialty Finance Partners has sole voting and dispositive power with respect to such shares. In addition, Specialty Finance Partners may be deemed to have the shared power to vote or direct the vote of 15,576,032 shares or 66.7% of the outstanding shares of common stock by virtue of its being party to the voting agreement. Capital Z Financial Services Fund II, L.P., Capital Z Partners, L.P. and Capital Z Partners, Ltd. may be deemed to beneficially own 7,956,420 shares of our common stock by virtue of Specialty Finance Partners' beneficial ownership of shares of common stock and 8% convertible preferred stock discussed above. Each of Capital Z Financial Services Fund II, L.P., Capital Z Partners, L.P. and Capital Z Partners, Ltd. has shared voting and dispositive power with respect to such shares.

(3) The Union Labor Life Insurance Company, on behalf of its separate account P (ULLICO), is located at 111 Massachusetts Avenue, N.W., 8th Floor, Washington, D.C. ULLICO beneficially owns 2,271,604 shares of common stock, which includes 421,000 shares that are issuable upon exercise of currently exercisable warrants. ULLICO has sole voting and dispositive power with respect to all of such shares.

(4) GE Capital Residential Connections Corporation (GECRCC) is located at 6601 Six Forks Road, Raleigh, North Carolina. GECRCC beneficially owns 1,266,053 shares of common stock. GECRCC has sole voting and dispositive power with respect to all of such shares.

(5) General Electric Capital Assurance Company (GECAC) is located at 6604 West Broad Street, Richmond, Virginia. GECAC beneficially owns 316,514 shares of common stock. GECAC has sole voting and dispositive power with respect to all of such shares.

(6) The Goldman Sachs Group, Inc. (Goldman Sachs) is located at 85 Broad Street, New York, New York. Goldman Sachs beneficially owns 1,424,310 shares of common stock. Goldman Sachs has sole voting and dispositive power with respect to all of such shares. The shares beneficially owned by Goldman Sachs may also be deemed to be beneficially owned by Stone Street Fund 1999, L.P. and by Goldman, Sachs & Co. Goldman Sachs & Co. is the manager of the general partner of Stone Street Fund 1999, L.P., and Goldman Sachs & Co. is a direct and indirect wholly-owned subsidiary of Goldman Sachs.

(7) Zions Bancorporation is located at One South Main, Suite 1660, Salt Lake City, Utah. Zions Bancorporation beneficially owns 1,428,571 shares of common stock, all of which consists of shares of common stock that will be issuable upon conversion of our 8% convertible preferred stock.

(8) The information concerning beneficial ownership set forth above and in this note is derived from a Schedule 13G dated February 12, 2001. Capital Group International, Inc. beneficially owns 1,337,400 shares of common stock as a parent holding company of a group of investment management companies that hold investment power and, in some cases, voting power over such shares. Capital Group International, Inc. does not have voting or investment power over any of the shares. Capital Guardian Trust Company, a bank and a wholly-owned subsidiary of Capital Group International, Inc., beneficially owns the same 1,337,400 shares as a result of its serving as the investment manager of various institutional accounts.

(9) Mr. Lebda's business address is 11115 Rushmore Drive, Charlotte, North Carolina. Mr. Lebda beneficially owns 1,420,848 shares of common stock, which includes (a) 200,000 shares that will be issuable upon conversion of our 8% convertible preferred stock, (b) 173,648 shares that are issuable upon the exercise of stock options that are currently exercisable or exercisable within the next 60 days, (c) 589,820 shares held jointly with his spouse, (d) 88,900 shares held by a family trust and (e) 23,812 shares that are issuable upon the exercise of currently exercisable stock options held by his spouse. Dispositive power over all of Mr. Lebda's shares of common stock and preferred stock is subject to a pledge arrangement with LendingTree. See "Certain Relationships and Related Party Transactions."

(10) Mr. Hall beneficially owns 131,600 shares of common stock, which includes (a) 28,571 shares that will be issuable upon conversion of shares of preferred stock purchased by Mr. Hall's IRA account on April 30, 2001, (b) 30,388 shares that are issuable upon the exercise of currently exercisable stock options that are currently exercisable or exercisable within the next 60 days and (c) an aggregate of 11,525 shares held by his spouse's IRA account and by trusts established for the benefit of members of Mr. Hall's family. Mr. Hall has sole voting and dispositive power with respect to all of such shares.


(11) Mr. Campbell beneficially owns 28,187 shares of common stock, which includes 26,787 shares that are issuable upon the exercise of stock options that are currently exercisable or exercisable within the next 60 days.

(12) Mr. Reddin beneficially owns 73,536 shares of common stock, which includes 71,436 shares that are issuable upon the exercise of stock options that are currently exercisable or exercisable within the next 60 days.

(13) Mr. Stiegler beneficially owns 98,740 shares of common stock, which includes 64,557 shares of common stock that are issuable upon the exercise of stock options that are currently exercisable or exercisable within the next 60 days.

(14) Mr. Field's address is 49 Locust Avenue, Suite 104, New Canaan, Connecticut. Mr. Field beneficially owns 1,070,682 shares of common stock, which includes (a) 85,714 shares that will be issuable upon the conversion of shares of preferred stock held by Mr. Field, (b) 114,286 shares that will be issuable upon the conversion of shares of preferred stock held in Mr. Field's IRA account, (c) 16,510 shares that are issuable upon the exercise of warrants that are currently exercisable or exercisable within the next 60 days and (d) 392,511 shares that are issuable upon the exercise of currently exercisable stock options. Mr. Field has sole voting and dispositive power with respect to all of such shares.

(15) Mr. Tozer beneficially owns 935,943 shares of common stock, which includes (a) 200,000 shares that will be issuable upon conversion of shares of preferred stock held by Mr. Tozer's IRA account, (b) 40,000 shares that will be issuable upon the conversion of shares of preferred stock purchased by Mr. Tozer on April 30, 2001, (c) 2,540 shares that are issuable upon the exercise of warrants held by Mr. Tozer's wife that are currently exercisable or exercisable within the next 60 days, (d) 50,000 shares that will be issuable upon conversion of shares of preferred stock held by the W. James Tozer Family Trust for which Mr. Tozer is the trustee and (e) 43,000 shares of LendingTree common stock held by the Virginia S. Tozer Family Trust for which Mr. Tozer is the trustee. Mr. Tozer has sole voting and dispositive power with respect to the shares identified in (a) and (b) above, and shared voting and dispositive power with respect to the shares identified in
         (c) above. Mr. Tozer disclaims beneficial ownership with respect to the shares identified in (d) and (e) above.

(16) Mr. Carthaus beneficially owns 84,850 shares of common stock, which includes 67,150 shares that are issuable upon the exercise of stock options that are currently exercisable or exercisable within the next 60 days.

(17) Amounts shown reflect shares owned by ULLICO. Mr. Kennedy disclaims beneficial ownership of all such shares.

(18)     Excludes shares owned by Specialty Finance Partners and its affiliates.

(19) Amounts shown include 1,428,571 shares of common stock and preferred stock beneficially owned by Zions Bancorporation. Mr. Gibbons disclaims beneficial ownership of all such shares. Mr. Gibbons is the Chief Financial Officer of Zions Bancorporation. Amounts shown also include 8,200 shares owned by Mr. Gibbons.

(20) Consists of shares that are issuable upon exercise of warrants. Excludes shares owned by Specialty Finance Partners and its affiliates.

(21) Amounts shown include 142,857 shares of preferred stock beneficially owned by the TASK Foundation, a family-owned, not-for-profit foundation of which Mr. Kheel is the President. Mr. Kheel disclaims beneficial ownership of all such shares.

                              SELLING STOCKHOLDERS

PIGGYBACK REGISTRATION RIGHTS HOLDERS

         From our founding in 1996 through our initial public offering in February 2000, we issued shares of common stock and preferred stock to our founders, financial institutions and private investors in privately negotiated transactions. All shares of preferred stock outstanding at the time of our initial public offering were converted into common stock at that time. Several of our early investors negotiated for the right to have us register their shares of common stock in any eligible registration statement that we subsequently file. The holders of these registration rights have requested that we include an aggregate of 12,183,276 shares of common stock in this registration statement.

HOMESPACE SHARES

         In connection with our acquisition of certain assets from HomeSpace Services in August 2000, we issued to HomeSpace Services an aggregate of 639,077 shares of our common stock, all of which are included in this registration statement. Under the HomeSpace asset purchase agreement, dated as of July 31, 2000, we agreed to file this registration statement with the Securities and Exchange Commission to register these shares of common stock and to use our reasonable best efforts to keep this registration statement current and effective until the earliest of:

         -        October 31, 2001;

         - such time as all of the shares registered on the registration statement have been sold; or

         - such time as all of the shares may be publicly resold by the holders thereof under Rule 144 of the Securities Act, without any volume limitations, provided the holders have received an opinion from our counsel to that effect.

EQUITY RIGHTS FINANCING

       In September 2000, we entered into a securities purchase agreement with affiliates of Capital Z, our largest stockholder, pursuant to which we sold an equity rights certificate and, in connection with which we issued commitment fee warrants to purchase 135,000 shares of our common stock. In conjunction with the closing of the 8% convertible preferred stock transaction described below, Specialty Finance Partners, an affiliate of Capital Z, converted the equity rights certificate into 2,857,143 shares of 8% convertible preferred stock at an effective conversion rate equal to $3.50 per share. The common shares underlying both the 8% convertible preferred stock, together with the aggregate number of shares of common stock which may be issuable as a result of dividends on the 8% convertible preferred stock, and the commitment fee warrants are included in this registration statement.

MARCH 2001 FINANCING TRANSACTIONS

       In March 2001, we issued and sold 3,900,001 shares of 8% convertible preferred stock. In April 2001, we issued and sold an additional 128,571 shares of 8% convertible preferred stock. In addition, as partial compensation for financial advisory services provided to us in connection with the March 2001 financing transactions, we agreed to issue to Merrill Lynch warrants to purchase 112,500 shares of our common stock, of which 28,125 have already been issued.

         Also in March 2001, we entered into revolving credit facilities with ULLICO and Freddie Mac. In connection with these facilities we issued to ULLICO and Freddie Mac commitment fee warrants to purchase 40,000 and 12,500 shares, respectively, of our common stock. In addition, interest on any borrowings under each facility is payable, in part, in the form of 5-year warrants to purchase our common stock. All of the warrants issued under these facilities or which may be issued under these facilities have an exercise price of $.01 per share.

         Under a registration rights agreement dated as of March 7, 2001, we agreed to register the following:

         - 6,885,715 shares of common stock into which the 8% convertible preferred stock are initially convertible, plus 3,346,095 shares of common stock which may be issuable as a result of dividends on the 8% convertible preferred stock;

         - 714,980 shares of common stock that are issuable upon the exercise of the ULLICO termination fee warrants and the ULLICO and Freddie Mac commitment fee warrants and interest fee warrants, with the number of interest warrants being calculated as if the full commitment amounts were drawn on both the Freddie Mac credit facility and the ULLICO credit facility on March 20, 2001 and not repaid until the respective outside termination dates under such facilities; and

         - 112,500 shares issuable upon exercise of the Merrill Lynch advisory fee warrants.

       We agreed with these stockholders to file this registration statement with the Securities and Exchange Commission to register their shares of common stock and to use our reasonable best efforts to keep this registration statement current and effective until the earliest of:

         - such time as all of the shares registered on this registration statement have been sold; or

         - five (5) years from the later of (x) the date this registration statement becomes effective or (y) the date on which the 8% convertible preferred stock can be converted into common stock.

APRIL 2001 FINANCING TRANSACTIONS

       In April 2001 we issued and sold an additional 128,571 shares of our 8% convertible preferred stock.

       The following table sets forth, as of the date of this prospectus, the names of the selling stockholders, the number of our shares that the selling stockholders own as of such date, the number of our shares owned by selling stockholders that may be offered for sale from time to time by this prospectus, and the number of our shares to be held by such selling stockholder assuming the sale of all of the shares offered hereby. As used in this prospectus, "selling stockholder" includes the donees, transferees or others who may later hold the selling stockholders' interests. Certain of the selling stockholders are either affiliates of LendingTree or serve as members of our management or board of directors. For further information, reference is made to the footnotes which follow the table and the section of this prospectus entitled "Certain Relationships and Related Party Transactions."

       We may amend or supplement this prospectus from time to time to update the disclosure hereunder.

                                                                           Percent of
                                                                           Outstanding       Shares      Unregistered    Percent of
                                                              Shares         Lending        That May         Shares     Outstanding
                  Name of                                  Beneficially       Tree             Be         Owned After  Lending Tree
            Selling Stockholder                               Owned           Stock         Offered(1)      Offering       Stock
-----------------------------------------------------------------------------------------------------------------------------------
Charlotte Brown Asquith                                         3,300            *             3,300             --          *
Bulgroup Properties                                            71,429            *           106,998             --          *
Pei-Yuan Chia                                                  71,429            *           106,998             --          *
Craton Capital, L.P.                                           57,143            *            85,598             --          *
Terrence D. Daniels                                            71,429            *           106,998             --          *
Federal Home Loan Mortgage Corporation(2)                          --            *           136,247             --          *
Richard D. Field(3)                                         1,070,682          5.5%          761,255         16,510          *
Richard D. Field IRA                                          114,286            *           171,197             --          *
Financial Institution Partners II, L.P.                        15,005            *            15,005             --          *
Garrity Investments LLC                                        95,582            *            80,342         15,240          *
General Electric Capital Assurance Company                    316,514          1.7%          316,514             --          *
GE Capital Residential Connections Corporation              1,266,053          6.8%        1,266,053             --          *
Peter and Barbara Georgescu(4)                                111,250            *           117,858          7,620          *
The Goldman Sachs Group, Inc.                               1,281,881          6.8%        1,281,881             --          *
HomeSpace Services, Inc.(5)                                   639,077          3.4%          639,077             --          *
Hovde Investment Corp., L.L.C.                                 25,076            *             9,836         15,240          *
Jeffrey P. Hughes(6)                                           71,429            *           106,998             --          *
John B. Prince                                                 74,589            *            66,969          7,620          *
John B. Prince ACF Courtney Prince U/UT/UTMA                   21,877            *            21,877             --          *
John B. Prince ACF Matthew Prince U/UT/UTMA                    21,877            *            21,877             --          *
John Prince Family INV. LLC                                    71,429            *           106,998             --          *
Keith Hall IRA(7)                                              79,371            *            68,189         25,400          *
Victor F. Keen                                                 42,857            *            64,198             --          *
Theodore W. Kheel                                              70,556            *            70,556             --          *
Enjar Knudsen                                                  42,857            *            64,198             --          *
Douglas R. Lebda(8)                                         1,420,848          7.4%        1,322,702             --          *
Tara Lebda                                                  1,420,848          7.4%        1,322,702             --          *
Marsh & McLennan Risk Capital Holdings, Ltd.                  633,025          3.4%          633,025             --          *
Merrill Lynch, Fenner, Pierce & Smith, Incorporated(9)         28,125            *           112,500             --          *
Partners or Assignees of Capital Z(10)                             --            *           135,000             --          *
Phoenix Strategic Capital Corporation                         291,746          1.5%          282,221             --          *
William Sheibler                                              135,319            *           156,154          7,620          *
Margaret Brown Soomerville                                      3,300            *             3,300             --          *
Specialty Finance Partners(11)                              7,956,420            *         9,948,289             --          *
Stone Street Fund 1999, L.P.                                  142,429            *           142,429             --          *
TASK Foundation, Inc.(12)                                     142,857            *           213,995             --          *
Katherine Roddy Tozer                                           3,400            *             3,400             --          *
W. James Tozer Family Trust                                    51,500            *            74,882          1,500          *
W. James Tozer, JR. IRA(13)                                   119,778            *           144,660             --          *
W. James Tozer, Jr.(14)                                       935,943          4.9%          901,075          2,540          *

                                                                           Percent of     Unregistered
                                                                           Outstanding       Shares                     Percent of
                                                              Shares         Lending        That May         Shares     Outstanding
                  Name of                                  Beneficially       Tree             Be         Owned After  Lending Tree
            Selling Stockholder                               Owned           Stock         Offered(1)      Offering       Stock
-----------------------------------------------------------------------------------------------------------------------------------
The Union Labor Life Insurance Company, on behalf of its
Separate Account P(15)                                      2,231,604         11.7%        2,429,337        381,000        2.0%
Robert Wilson(16)                                             100,000            *            50,165             --          *
Zions Bancorporation(17)                                    1,428,571          7.1%        2,139,953             --          *

----------------------
* Less than one percent.

         (1) Includes securities which may be issued upon exercise or conversion of securities which may be issued under our existing agreement. Includes the number of shares of common stock that each selling stockholder may acquire pursuant to the exercise of warrants, whether or not such warrants are currently exercisable, some or all of which may be sold from time to time pursuant to this prospectus. Accordingly, in certain instances, the number of securities which may be offered by a stockholder may exceed the number of securities beneficially owned by such stockholder.

         (2) Includes 12,500 shares of our common stock that are issuable upon the exercise of commitment fee warrants and 123,747 shares of our common stock that may be issuable upon the exercise of interest warrants, with the number of interest warrants being calculated as if the full commitment amounts were drawn on the Freddie Mac credit facility on March 20, 2001 and not repaid until the outside termination date under such facility. Freddie Mac is a customer of LendingTree. Freddie Mac is not permitted to exercise the commitment fee warrants. However, they are able to transfer such warrants and a transferee would be able to exercise such warrants.

         (3) Includes 85,714 shares of our common stock into which shares of our 8% convertible preferred stock are initially convertible, plus 42,683 shares of common stock which may be issuable as a result of dividends on the 8% convertible preferred stock. Mr. Field is a director of LendingTree.

         (4) Includes 28,571 shares of our common stock into which shares of our 8% convertible preferred stock are initially convertible, plus 14,228 shares of common stock which may be issuable as a result of dividends on the 8% convertible preferred stock.

         (5) In August 2000 we acquired certain assets from HomeSpace Services, Inc. in exchange for cash and stock.

         (6) Includes 71,429 shares of our common stock into which shares of our 8% convertible preferred stock are initially convertible, plus 35,569 shares of common stock which may be issuable as a result of dividends on the 8% convertible preferred stock.

         (7)      Mr. Hall is LendingTree's Chief Financial Officer.

         (8) Mr. Lebda is LendingTree's Chief Executive Officer and a director. Includes 200,000 shares of our common stock into which shares of our 8% convertible preferred stock are initially convertible, plus 99,594 shares of common stock which may be issuable as a result of dividends on the 8% convertible preferred stock.

         (9) Merrill Lynch acts as our financial advisor. Merrill Lynch also served as the lead under writer of our initial public offering in February 2000.

         (10) These shares relate to the commitment fee warrants that were assigned by an affiliate of Capital Z to Roland Bernardon, Laurence Cheng, Brad Cooper, Elizabeth Danes, Scott Delman, Susan Fleming, Elizabeth Flisser, Steven Gluckstern, Mark Gormley, Spencer Greenwald, Susan Harris, Sharissa Jones, Philip Larson, Eric Leathers, Suneel Mandava, Adam Mizel, Kevin Nee, Eric Rahe, Robert Spass and David Spuria. Mr. Spass is a partner of Capital Z and currently serves as a member of our Board of Directors. Mr. Mizel served as a member of our Board of Directors from September 1999 until his resignation on April 5, 2001.

         (11) Includes 4,000,000 shares of our common stock into which shares of our 8% convertible preferred stock are initially convertible plus 1,991,869 shares of common stock which may be issuable as a result of dividends on the 8% convertible preferred stock. Specialty Finance Partners, our largest stockholder, is an affiliate of Capital Z.

         (12) Includes 142,857 shares of our common stock into which shares of our 8% convertible preferred stock are initially convertible, plus 71,138 shares of common stock which may be issuable as a result of dividends on the 8% convertible preferred stock.

         (13) The shares listed here are held in two separate IRA accounts on behalf of Mr. Tozer, Jr. Includes 50,000 shares of common stock into which shares of our 8% convertible preferred stock are initially convertible, plus 24,882 shares of common stock which may be issuable as a result of dividends on the 8% convertible preferred stock.

         (14) Includes 250,000 shares of our common stock into which shares of our 8% convertible preferred stock are initially convertible, plus 124,475 shares of common stock which may be issuable as a result of dividends on the 8% convertible preferred stock. Also includes 50,000 shares of our common stock into which shares of our 8% convertible preferred stock are initially convertible, plus 24,882 shares of common stock which may be issuable as a result of dividends on the 8% convertible preferred stock, plus 1,500 shares of our common stock, all of which are held by the W. James Tozer Family Trust u/a/d 1/13/98 for which Mr. Tozer is the trustee. Mr. Tozer disclaims beneficial ownership as to all shares held by the W. James Tozer Family Trust. Also includes 43,000 shares of our common stock which are held by the Virginia S. Tozer Family Trust u/a/d 8/25/85 for which Mr. Tozer is the trustee. Mr. Tozer disclaims beneficial ownership as to all shares held by the Virginia S. Tozer Family Trust. Mr. Tozer currently serves as a member of our Board of Directors.

         (15) Includes 40,000 shares of our common stock that are issuable upon the exercise of ULLICO's commitment fee warrants, 40,000 shares of our common stock that may be issuable upon the exercise of termination fee warrants and 498,733 shares of our common stock that may be issuable upon the exercise of interest fee warrants, with the number of interest warrants being calculated as if the full commitment amounts were drawn on the ULLICO credit facility on March 20, 2001 and not repaid until the outside termination date under such facility.

         (16) Mr. Wilson has been a consultant to LendingTree and from 1997 to 2000, held various executive positions, including chief executive officer, chairman of the board, chairman emeritus and chief financial officer.

         (17) Zions Bancorporation beneficially owns 1,428,571 shares of common stock, all of which consists of shares of common stock that will be issuable upon conversion of our 8% convertible preferred stock. An additional 711,382 shares of common stock may be issuable as a result of dividends on the 8% convertible preferred stock.

                          DESCRIPTION OF CAPITAL STOCK

         Our amended and restated certificate of incorporation authorizes us to issue up to 100,000,000 shares of common stock, $0.01 par value per share, and 10,000,000 shares of preferred stock, par value $0.01 per share, 1,000,000 shares of which are designated as series A junior participating preferred stock, and 6,885,715 shares of which are designated as 8% convertible preferred stock As of March 31, 2000, 19,653,956 shares of common stock were issued, including 916,515 shares of treasury stock, for a net total of 18,737,441 shares of common stock outstanding. All of the outstanding capital stock is and will be, fully paid and non-assessable.

COMMON STOCK

         Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available for this purpose at the times and in the amounts as the board of directors may from time to time determine. Each stockholder is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not provided for in our amended and restated certificate of incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election. The common stock is not entitled to preemptive rights and is not subject to conversion or redemption. Upon the occurrence of a liquidation, dissolution or winding-up of LendingTree, the holders of shares of common stock would be entitled to share ratably in the distribution of all of the LendingTree's assets remaining available for distribution after satisfaction of all its liabilities and the payment of the liquidation preference of any outstanding preferred stock.

PREFERRED STOCK

         BLANK CHECK PREFERRED STOCK

         The board of directors has the authority to provide by resolution for the issuance of shares of preferred stock, in one or more classes or series, and to fix the rights, preferences, privileges and restrictions of this preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series or the designation of such series. The issuance of preferred stock could have the effect of decreasing the market price of the common stock and could adversely affect the voting and other rights of the holders of common stock.

         SERIES A JUNIOR PARTICIPATING PREFERRED STOCK

         We have entered into a stockholder rights agreement designated to protect stockholders from attempts to acquire control of LendingTree at an inadequate price. Under our stockholder rights agreement, each outstanding share of LendingTree common stock has attached to it one right to purchase one-hundredth of a share of junior participating preferred stock at an exercise price of four times the average closing price of our common stock for the first five days trading. The rights are not currently exercisable or transferable, and no separate certificates evidencing such rights will be distributed, unless certain events occur.

         - A holder can exercise the rights to purchase shares of the junior participating preferred stock if a person, group, or other entity acquires from sources other than us or commences a tender offer or an exchange offer for 15% or more of our common stock.

         After the rights become exercisable, the rights generally will entitle the holders to purchase either LendingTree common stock or the common stock of the potential acquiror, in lieu of the junior participating preferred stock, at a substantially reduced price.

         We can generally redeem the rights at $0.01 per right at any time prior to the earlier of:

         - the time that an acquiror obtains 15% or more of our outstanding common stock from sources other than us; or

         -        the final expiration date of the rights agreement.

         Our rights agreement provides that the provisions of the rights agreement may be amended by the board of directors prior to 10 days after someone acquires or commences a tender offer for 15% of our outstanding common stock without the approval of the holders of the rights. However, after that date, the rights agreement may not be amended in any manner which would adversely effect the interests of the holders of the rights, excluding the interests of any acquiror. In addition, our rights agreement provides that no amendment may be made to adjust the time period governing redemption at a time when the rights are not redeemable.

         8% CONVERTIBLE PREFERRED STOCK

         On March 20, 2001, we issued and sold 3.7 million shares of 8% convertible preferred stock for $12.95 million, or $3.50 per share. This excludes 200,000 shares that were purchased by our Chief Executive Officer with funds he obtained from a $700,000 loan from us. On April 30, 2001, we issued an additional 128,571 shares for $450,000. In conjunction with the closing of the 8% convertible preferred stock transaction, Specialty Finance Partners' equity rights certificate was converted into 2,857,143 shares of 8% convertible preferred stock at an effective conversion rate equal to $3.50 per share. No additional purchase price was required to be paid for the shares of 8% convertible preferred stock issued upon conversion of the equity rights certificate.

         The material terms of our 8% convertible preferred stock are as follows:

         Title, Authorized Shares; Priority. There are 6,885,715 authorized shares of our 8% convertible preferred stock, all of which are currently issued and outstanding. Our 8% convertible preferred stock ranks senior to our common stock and to any other classes or series of preferred stock the terms of which specifically provide that they are junior to our 8% convertible preferred stock, or junior securities, with respect dividend rights and with respect to rights upon liquidation, winding up or dissolution.

         Dividends. The holders of our 8% convertible preferred stock are entitled to receive dividends on the preferred stock equal to 8% of the stated value per share payable at our option:

         -        in cash on a quarterly dividend payment date; or

         - by an upward adjustment to the stated par value per share on a quarterly dividend payment date.

         The stated value per share is equal to the original purchase price for the 8% convertible preferred stock of $3.50 per share, subject to adjustment for dividends that are not paid in cash. Dividends on the 8% convertible preferred stock are cumulative and accrue daily from the date of original issuance. Dividends are payable on the last day of March, June, September and December of each year, commencing June 30, 2001.

         The holders of common stock and other junior securities may not receive dividends or have their shares repurchased or redeemed unless all accumulated but unpaid dividends on the 8% convertible preferred stock have been paid. Dividends that are paid by increasing the stated value of the preferred stock will be recorded based on the fair value of the underlying common stock into which the additional value is convertible.

         Redemption. The shares of 8% convertible preferred stock will be redeemable at our option for cash commencing on and after March 31, 2004 at a price per share equal to the product of the applicable percentage described below, multiplied by the then current stated value per share. The applicable percentage is initially 120% and declines to 105% ratably on a quarterly basis as follows:

               PERIOD                                                              APPLICABLE PERCENTAGE
-----------------------------------------                                          ---------------------
March 20, 2004 through June 30, 2004                                                      118.333%
July 1, 2004 through September 30, 2004                                                   116.666%
October 1, 2004 through December 31, 2004                                                 115.000%
January 1, 2005 through March 31, 2005                                                    113.333%
April 1, 2005 through June 30, 2005                                                       111.666%
July 1, 2005 through September 30, 2005                                                   110.000%
October 1, 2005 through December 31, 2005                                                 108.333%
January 1, 2006 through March 21, 2006                                                    106.666%
On and after March 21, 2006                                                               105.000%

         We are required to redeem all shares of 8% convertible preferred stock that remain outstanding on March 20, 2006 at a price of 105% of the then current stated value per share. If we do not redeem the 8% convertible preferred stock on that date, the dividend rate will increase to 15% of the stated value per share for so long as such shares remain outstanding.

         Conversion. Since our stockholders approved the conversion features of the 8% convertible preferred stock at our 2001 annual meeting, each share is convertible following our annual meeting into the number of shares of common stock determined by dividing the then current stated value per share plus accrued but unpaid dividends by the conversion price. The conversion price is the initial purchase price of $3.50 per share, subject to adjustment from time to time as described in the section "Dilution and Price Protection" below.

         Dilution and Price Protection. The shares of 8% convertible preferred stock are subject to


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

protection from certain dilutive events. If any of these dilutive events occurs, the conversion price of the 8% convertible preferred stock will be adjusted in the manner described below. Dilutive events that would trigger an adjustment in the conversion price include the following:

         - the issuance of shares of common stock or common stock equivalents in financing transactions involving greater than $5.0 million in net proceeds to us before we have reported positive cash flow, as defined below, for any two consecutive fiscal quarters, in which case the conversion price would be adjusted as follows:

                  - if the net proceeds of such financing transactions are between $5.0 million and $10.0 million, the conversion price may be decreased to the net volume-weighted average purchase price per share of the common stock or common stock equivalents sold in such financings;

                  - if the net proceeds are greater than $10.0 million, the conversion price will be adjusted to the net volume-weighted average purchase price per share of the common stock or common stock equivalents issued in any dilutive transaction or series of dilutive transactions with proceeds equal to any $10.0 million that would yield the lowest net volume-weighted average purchase price per share; and

                  - in no such event, however, will the conversion price be reduced below $2.00 per share or increased above $3.50 per share.

         - stock dividends, subdivisions, splits or combinations, in which case the conversion price will be proportionately increased or decreased; and

         - mergers, consolidations, reorganizations or other similar business combinations or any other change of control event described in "Liquidation Preference" below that results in our common stock being changed into securities of another company or a sale of substantially all of our assets, in which case the conversion terms will be adjusted to provide the holders of our 8% convertible preferred stock with the right to convert their shares of preferred stock into the cash, securities or property that they would have been entitled to receive had they converted their preferred stock into common stock immediately prior to such transaction.

         Cash flow is generally defined to mean our consolidated net income determined in accordance with generally accepted accounting principles, but excluding gain realized upon the sale of assets not in the ordinary course of business, extraordinary and non-recurring gains and extraordinary and non-recurring non-cash losses, plus the following items to the extent they were deducted:

         -        certain non-cash interest expenses;

         -        depreciation and certain amortization expenses;

         - all non-cash charges for compensation attributable to options, warrants and other equity instruments; and

         - certain paid-in-kind dividends and other non-cash dividends or equity-related charges.


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

         The dilution and price protection provisions described above do not extend to the following transactions:

         - any issuance of securities to our employees, officers, consultants or directors pursuant to employee benefit plans in the ordinary course of business;

         - any issuance of securities pursuant to the conversion or exercise of securities outstanding on or as of March 20, 2001;

         - any issuance of securities pursuant to the provisions described above providing dilution protection to the holders of our 8% convertible preferred stock;

         - any issuance of securities pursuant to the terms of our revolving credit facilities with ULLICO and Freddie Mac; and

         - any issuance of securities to business partners in transactions approved by the board of directors that do not have capital raising as their principal objective.

         General Voting Rights. Our stockholders approved the voting rights provisions of the 8% convertible stock at our 2000 annual meeting. Each share of our 8% convertible preferred stock will vote together with our common stock on an as-if-converted basis on all matters that are presented to our common stockholders.

         Protective Provisions. So long as more than 1,377,143 shares of our 8% convertible preferred stock are outstanding, we cannot do any of the following without the prior approval of 68.5% of the shares of 8% convertible preferred stock then outstanding, voting separately as a class:

         - amend our certificate of incorporation or bylaws in a manner adverse to the holders of our 8% convertible preferred stock;

         - increase or decrease the authorized number of shares of our common or preferred stock;

         - authorize, create or issue any class or series of capital stock ranking senior to or on parity with our 8% convertible preferred stock in any respect;

         - repurchase, redeem or pay any dividends on any equity securities, other than on our 8% convertible preferred stock and repurchases pursuant to employee benefit plans;

         -        subject our assets to any lien other than

                  - liens in connection with revolving credit facilities or sales of accounts receivable in transactions approved by our board of directors; or


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

                  - liens arising in the ordinary course of business that do not materially impair the value of the assets they encumber;

         - incur any indebtedness for borrowed money in excess of $10.0 million, other than in connection with revolving credit facilities approved by our board of directors;

         - issue any debt security or class or series of capital stock that is not common stock or convertible into or exercisable for common stock, called a non-equity security, or issue or become subject to any debt-type obligation, in either case, that bears an annual interest rate, dividend rate or yield greater than the six-month LIBOR rate plus 15%;

         - issue any non-equity security or issue or become subject to any debt-type obligation that provides for both:

                  - an annual interest rate, dividend rate or yield greater than the six-month LIBOR rate plus 10%; and

                  - the issuance of or the right to receive 1,000,000 or more shares of our common stock or any other class or series of our common or preferred stock that is not a non-equity security; or

         - increase the size of our board of directors to more than 10 directors.

         Preemptive Rights. Holders of our 8% convertible preferred stock have a preemptive right to acquire up to 50% of any equity securities that we propose to issue in the future on terms and conditions no less favorable than those that we are offering to a third party. Each holder of preferred stock has the preemptive right to acquire his or her proportional share of such 50% amount, subject to increase for over-allotment if some holders do not fully exercise their rights.

         The following issuances of equity securities are not subject to the preemptive rights:

         - the issuance of securities to our employees, officers, consultants and directors pursuant to employee benefit plans in the ordinary course of business;

         - any issuance of securities upon the conversion of securities outstanding on or as of March 20, 2001;

         -        underwritten public offerings of securities;

         -        issuances of common stock under the Paul Revere equity line;

         - any issuance of securities as part of revolving credit facilities;

         -        any issuance of securities in connection with acquisitions;
                  and

         - any issuance of securities to business partners in transactions approved by our board of directors that do not have capital raising as their principal objective.

         Liquidation Preference. In the event LendingTree is liquidated or dissolves, the holders of our 8% convertible preferred stock will be entitled to receive a liquidation preference before any distributions may be made to holders of our common stock or any other junior securities. This liquidation preference will be equal to 105% of the then current stated value per share.

         In connection with certain change in control events, holders of our 8% convertible preferred stock may have the right at their option to:

         - treat the change in control event as a liquidation and receive the greater of

                  -        the liquidation preference described above; or

                  - the consideration that they would have received if they had converted their shares of 8% convertible preferred stock into common stock immediately prior to the consummation of the change in control event;

         - require as a condition to any change of control transaction in which the consideration is other than cash that the counterparty to such transaction redeem the convertible preferred stock for a cash amount equal to the then current liquidation preference; or

         - continue to hold the convertible preferred stock in which case, the change of control event may result in or trigger an adjustment to the conversion price as disclosed above.

         These change in control events generally include:

         -        the sale of all or substantially all of our assets;

         - the consummation of a transaction in which any person or group, other than Capital Z and its affiliates, becomes the owner of 50% or more of our voting stock;

         - during any period of two consecutive years, directors in office at the beginning of a period together with other directors approved by our board of directors cease to constitute a majority of our board; and

         - mergers or business combinations, other than certain mergers or business combinations in which holders of our voting securities hold the same voting power after the merger or business combination as they held before the transaction and mergers effected to change our jurisdiction of organization.

WARRANTS

         As of March 31, 2001, we had the following outstanding warrants to purchase shares of common stock:

         (1) a warrant to purchase up to 381,000 shares at an exercise price of approximately $4.72 per share that is held by ULLICO on behalf of its Separate Account P;

         (2) seven warrants to purchase up to a total of 16,510 shares at an exercise price of approximately $7.87 per share that are held by Katherine Tozer Roddy; James Roddy, Jr.; Farran Tozer Brown; Robert Brown; Elizabeth Tozer; Charlotte Tozer and Raju Shah;

         (3) a warrant to purchase up to a total of 16,510 shares at an exercise price of approximately $7.87 per share that is held by Richard Field;

         (4) a warrant to purchase up to 15,240 shares at an exercise price of approximately $7.67 per share that is held by a family member of Douglas R. Lebda;

         (5) warrants to purchase an aggregate of 38,100 shares at an exercise price of approximately $7.87 per share that are held by Hovde Financial Institution Partners II, L.P., Hovde Investment Corp., L.L.C., William N. Schiebler, Barbara A. and Peter A. Georgescu, and John B. Prince;

         (6) a warrant to purchase up to 63,500 shares at an exercise price of approximately $4.72 per share that is held by Seacris Group, Ltd.;

         (7) a warrant to purchase up to 127,000 shares at an exercise price equal to $12.00 per share that is held by Prudential Securities, as amended on January 25, 2000;

         (8) a warrant to purchase up to 9,525 shares at an exercise price of approximately $4.72 per share that is held by Phoenix Strategic Capital;

         (9) warrants to purchase up to 190,500 shares at an exercise price of approximately $7.87 per share that are held by CNBC.com;

         (10) a warrant to purchase up to 40,000 shares at an exercise price of $0.01 per share that is held by ULLICO on behalf of its Separate Account P;

         (11) a warrant to purchase up to 12,500 shares at an exercise price of $0.01 per share that is held by Freddie Mac; and

         (12) warrants to purchase up to an aggregate of 135,000 shares at an exercise price of $3.762 per share that are held by persons associated with Capital Z.

OPTIONS

         As of March 31, 2001:

         (i) options to purchase a total of 5,009,944 shares of common stock were outstanding of which 1,506,314 have vested;

         (ii) up to 3,316,228 additional shares of common stock may be subject to options granted in the future; and

         (iii) 412,044 shares reserved for issuance under our employee stock purchase plan.

For more information, see the section of this prospectus entitled
"Management--Executive Compensation."


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

ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS OF DELAWARE LAW AND LENDINGTREE'S AMENDED AND RESTATED CERTIFICATE OF INCORPORATION AND BYLAWS

         OUR AMENDED AND RESTATED CERTIFICATE OF INCORPORATION AND BYLAWS.

         Some provisions of our amended and restated certificate of incorporation and amended and restated bylaws, which provisions are summarized in the following paragraphs, may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider it its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

         Classified Board of Directors. Our board of directors is divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the board of directors will be elected each year. These provisions, when coupled with the provision of our amended and restated certificate of incorporation authorizing the board of directors to fill vacant directorships or increase the size of the board of directors, may deter a stockholder from removing incumbent directors and simultaneously gaining control of the board of directors by filling the vacancies created by such removal with its own nominees.

         Cumulative Voting. Our amended and restated certificate of incorporation expressly denies stockholders the right to cumulate votes in the election of directors.

         Stockholder Action; Special Meeting of Stockholders. Our amended and restated certificate of incorporation eliminates the ability of stockholders to act by written consent. It further provides that special meetings of our stockholders may be called only by the chairman of the board of directors, the president or a majority of the board of directors.

         Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our amended and restated bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice in writing. To be timely, a stockholder's notice must be delivered to or mailed and received at our principal executive offices not less than 90 days prior to the anniversary date of the immediately preceding annual meeting of stockholders. However, in the event that the annual meeting is called for a date that is not within thirty (30) days before or after such anniversary date, notice by the stockholder in order to be timely must be received not later than the close of business on the 10th day following the date on which notice of the date of the annual meeting was mailed to stockholders or made public, whichever first occurs. In the case of a special meeting of stockholders called for the purpose of electing directors, notice by the stockholder in order to be timely must be received not later than the close of business on the tenth (10th) day following the day on which notice of the date of the special meeting was mailed or public disclosure of the date of the special meeting was made, whichever first occurs. Our amended and restated bylaws also specify certain requirements as to the form and content of a stockholder's notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

         Super Majority Vote Requirements. The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless either a corporation's certificate of incorporation or bylaws require a greater percentage. Our amended and restated certificate of incorporation imposes supermajority vote requirements to amend any provisions of our amended and restated certificate of incorporation, including those provisions relating to the classified board of directors, action by written consent and the ability of stockholders to call special meetings. In addition, our amended and restated certificate of incorporation provides that certain business combinations such as mergers and stock and asset sales with an interested stockholder, typically a beneficial owner of more than 15% of the outstanding voting shares of our capital stock, be approved by:

         - the holders of 80% or more of the voting power of the then outstanding voting shares voting together as a single class, and

         - at least the majority of the voting power of the then outstanding voting shares voting as a single class which are not owned beneficially, directly or indirectly by the interested stockholder, unless the transaction approved by a majority of certain directors or meets certain share price provisions.

         Authorized but Unissued Shares. The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

         DELAWARE GENERAL CORPORATION LAW SECTION 203.

         LendingTree is subject to Section 203 of the Delaware General Corporation Law. Under Section 203, an interested stockholder, defined generally as a person owning 15% or more of a corporation's outstanding voting stock, is prevented from engaging in a business combination with the corporation for three years after becoming an interested stockholder unless:

         - the board approved the transaction in which the interested stockholder became an interested stockholder,

         - the interested stockholder owns more than 85% of the stock after the consummation of the transaction in which the stockholder became interested; or

         - the board approves the business combination and two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder approves the business combination.

         RIGHTS AGREEMENT.

         Under Delaware law, every corporation may create and issue rights entitling the holders of such rights to purchase from the corporation shares of its capital stock of any class or classes, subject to any provisions in its certificate of incorporation. The price and terms of such shares must be stated in the certificate of incorporation or in a resolution adopted by the board of directors for the creation or issuance of such rights.

         We have entered into a stockholder rights agreement. As with most stockholder rights agreements, the terms of our rights agreement are complex and not easily summarized, particularly as they relate to the acquisition of our common stock and to exercisability. This summary may not contain all of the information that is important to you. Accordingly, you should carefully read our rights agreement, which has been filed as an exhibit to the registration statement of which this prospectus forms a part.

         Our rights agreement provides that each share of our common stock outstanding has one right to purchase one-hundredth of a preferred share attached to it. The purchase price per on- hundredth of a share of series A junior participating preferred stock under the stockholder rights agreement is four times the average closing price of our common stock for the first five days of trading after the consummation of our initial public offering.

         Initially, the rights under our rights agreement are attached to outstanding certificates representing our common stock and no separate certificates representing the rights will be distributed. The rights will separate from our common stock and be represented by separate certificates approximately 10 days after someone acquires or commences a tender offer for 15% of our outstanding common stock other than through purchases directly from us.

         After the rights separate from our common stock, certificates representing the rights will be mailed to record holders of our common stock. Once distributed, the rights certificates alone will represent the rights.

         All shares of our common stock issued prior to the date the rights separate from the common stock will be issued with the rights attached. The rights are not exercisable until the date the rights separate from the common stock. The rights will expire on the tenth anniversary of the date of the completion of this offering unless earlier redeemed or exchanged by us.

         If an acquiror obtains or has the rights to obtain 15% or more of our common stock, then each right will entitle the holder to purchase a number of shares of our common stock equal to two times the purchase price of each right.

         Each right will entitle the holder to purchase a number of shares of common stock of the acquiror having a then current market value of twice the purchase price if an acquiror obtains 15% or more of our common stock other than through purchases directly from us and any of the following occurs:

         -        we merge into another entity;

         -        an acquiring entity merges into us; or

         -        we sell more than 50% of our assets or earning power.

Under our rights agreement, any rights that are or were owned by an acquiror of more than 15% of our outstanding common stock will be null and void.

         Our rights agreement contains exchange provisions which provides that after an acquiror obtains 15% or more, but less than 50% of our respective outstanding common stock other than through purchases directly from us, our board of directors may, at its option, exchange all or part of the then outstanding and exercisable rights for shares of our common stock. In such an event, the exchange ratio is one common share per right, adjusted to reflect any stock split, stock dividend or similar transaction.

         Our board of directors may, at its option, redeem all of the outstanding rights under our rights agreement prior to the earlier of (1) the time that an acquiror obtains 15% or more of our outstanding common stock or (2) the final expiration date of the rights agreement. The redemption price under our rights agreement is $0.01 per right, subject to adjustment. The right to exercise the rights will terminate upon the action of our board ordering the redemption of the rights and the only right of the holders of the rights will be to receive the redemption price.

         Holders of rights will have no rights as our stockholders including the right to vote or receive dividends, simply by virtue of holding the rights.

         Our rights agreement provides that the provisions of the rights agreement may be amended by the board of directors prior to 10 days after someone acquires or commences a tender offer for 15% of our outstanding common stock without the approval of the holders of the rights. However, after that date, the rights agreement may not be amended in any manner which would adversely effect the interests of the holders of the rights, excluding the interests of any acquiror. In addition, our rights agreement provides that no amendment may be made to adjust the time period governing redemption at a time when the rights are not redeemable.

         Our rights agreement contains rights that have anti-takeover effects. The rights may cause substantial dilution to a person or group that attempts to acquire us without conditioning the offer on a substantial number of rights being acquired. Accordingly, the existence of the rights may deter acquirors from making takeover proposals or tender offers. However, the rights are not intended to prevent a takeover, but rather are designed to enhance the ability of our board to negotiate with an acquiror on behalf of all the stockholders. In addition, the rights should not interfere with a proxy contest.

TRANSFER AGENT AND REGISTRAR

         The transfer agent and registrar for our common stock is First Union National Bank. Its address is 1525 W. WT, Harris Blvd, 3C3, Charlotte, NC 28288-1153.


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

                              PLAN OF DISTRIBUTION

         LendingTree is registering the shares of common stock covered by this prospectus for the selling stockholders. As used in this prospectus, "selling stockholder" includes the donees, transferees or others who may later hold the selling stockholders' interests. LendingTree agreed, under various agreements described in the section of this prospectus entitled "Selling Stockholders," to register the common stock owned or issuable upon the conversion or exercise of securities owned by the selling stockholders and to indemnify several of the selling stockholders against certain liabilities related to the selling of the common stock, including liabilities arising under the Securities Act of 1933 (the "1933 Act"). LendingTree also agreed to pay the costs and fees of registering the shares of common stock; however, the selling stockholders will pay any brokerage commissions, discounts or other expenses relating to the sale of the shares of common stock.

         The selling stockholders may sell the common stock being offered hereby in one or more of the following ways at various times:

         - to underwriters for resale to the public or to institutional investors;

         -        directly to institutional investors; or

         -        through agents to the public or to institutional investors.

         The selling stockholders will act independently of LendingTree in making decisions with respect to the timing, manner and size of each sale. The selling stockholders may sell the common stock on the Nasdaq National Market or otherwise, at market prices prevailing at the time of sale, at prices related to the prevailing market prices, or at negotiated prices. If underwriters are used in the sale, the common stock will be acquired by the underwriters for their own account and may be resold at various times in one or more transactions, including negotiated transactions, at a fixed public offering price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices. A distribution of the common stock by some of the selling stockholders may also be effected through the issuance by the selling stockholders or others of derivative securities, including without limitation, warrants, exchangeable securities, forward delivery contracts and the writing of options. Section 16 of the Securities Act may prohibit or limit sales for the selling stockholders who are subject to Section 16.

         In addition, the selling stockholders may sell some or all of the shares of common stock covered by this prospectus through:

         - a block trade in which a broker-dealer will attempt to sell as agent, but may position or resell a portion of the block, as principal, in order to facilitate the transaction;

         - purchases by a broker-dealer, as principal, and resale by the broker-dealer for its account;

         - ordinary brokerage transactions and transactions in which a broker solicits purchasers; or

         -        privately negotiated transactions.

         When selling the common stock, the selling stockholders may enter into hedging transactions. For example, the selling stockholders may:

         - enter into transactions involving short sales of the common stock by broker-dealers;

         - sell common stock short itself and redeliver such shares to close out its short positions;

         - enter into option or other types of transactions that require the selling stockholders to deliver common stock to a broker-dealer, who will then resell or transfer the common stock under this prospectus; or

         - loan or pledge the common stock to a broker-dealer, who may sell the loaned shares or, in the event of default, sell the pledged shares.

         Among the shares being registered are 112,500 shares which represent shares subject to warrants which we verbally agreed to issue to Merrill Lynch, Pierce, Fenner & Smith, Incorporated. Merrill Lynch acted as lead underwriter in connection with our IPO and provides financial consulting and advisory services to us from time to time.

         The selling stockholders may negotiate and pay broker-dealers commissions, discounts or concessions for their services. Broker-dealers engaged by the selling stockholders may allow other broker-dealers to participate in resales. The selling stockholders and any broker-dealers involved in the sale or resale of the common stock may qualify as "underwriters" within the meaning of the Section 2(a)(11) of the 1933 Act. In addition, the broker-dealers' commissions, discounts or concession may qualify as underwriters' compensation under the 1933 Act. If a selling stockholder qualifies as an "underwriter," it will be subject to the prospectus delivery requirements of Section 5(b)(2) of the 1933 Act.

         In addition to selling shares of common stock under this prospectus, the selling stock holders may:

         - agree to indemnify any broker-dealer or agent against certain liabilities related to selling the common stock, including liabilities arising under the 1933 Act;

         - transfer shares of common stock in other ways not involving market makers or established trading markets, including directly by gift, distribution, or other transfer;

         - sell shares of common stock under Rule 144 of the 1933 Act rather than under this prospectus, if the transaction meets the requirements of Rule 144; or

         - sell shares of common stock by any other legally available means.


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

                                  LEGAL MATTERS

         The validity of the shares of common stock offered hereby will be passed upon for LendingTree by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.

                                     EXPERTS

         The financial statements incorporated by reference in this prospectus have been audited by PricewaterhouseCoopers LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said report.

                       WHERE YOU CAN FIND MORE INFORMATION

         Government Filings. We file annual, quarterly and special reports and other information with the Securities and Exchange Commission (the "SEC"). You may read and copy any document that we file at the SEC's public reference rooms in Washington, D.C., New York, New York, and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to you free of charge at the SEC's web site at http://www.sec.gov. or at the Company's web site at http://www.lendingtree.com.

         Stock Market. Our common stock is quoted on the Nasdaq National Market. Reports, proxy and information statements, and other information concerning our company may be inspected at the offices of the Nasdaq Stock Market, Inc. at 1735 K Street, NW, Washington, D.C. 20006.

         Information Incorporated by Reference. The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede previously filed information, including information contained in this document.

         We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering has been completed:

         1.       Our Annual Report on Form 10-K for the year ended December 31,
                  2000.

         2. Our Proxy Statement on Schedule 14A for the year ended December 31, 2000.

         We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, including exhibits to these documents. You should direct any requests for documents to Investor

Relations, LendingTree, Inc.,11115 Rushmore Drive, Charlotte, North Carolina 28277. Our telephone number is (704) 541-5351, and our facsimile number is (415) 541-1824.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

         The expenses relating to the registration of the shares of common stock will be borne by the registrant. Such expenses are estimated to be as follows:

Registration Fee - Securities and Exchange Commission                  $   35,257.92

Accountant's Fees                                                      $   25,000.00

Legal Fees                                                             $   50,000.00

Miscellaneous                                                          $   10,000.00

                                                                       -------------
Total                                                                  $  120,257.92

Item 15. Indemnification of Directors and Officers.

         Section 102 of the Delaware General Corporation Law (DGCL), as amended, allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit.

         Section 145 of the DGCL provides, among other things, that the Company may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, other than an action by or in the right of the Company, by reason of the fact that the person is or was a director, officer, agent or employee of the Company or is or was serving at the Company's request as a director, officer, agent, or employee of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgment, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding. The power to indemnify applies (a) if such person is successful on the merits or otherwise in defense of any action, suit or proceeding, or (b) if such person acted in good faith and in a manner he reasonably believed to be in the best interest, or not opposed to the best interest, of the Company, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The power to indemnify applies to actions brought by or in the right of the Company as well, but only to the extent of defense expenses, including attorneys' fees but excluding amounts paid in settlement, actually and reasonably incurred and not to any satisfaction of judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of negligence or misconduct in the performance of his duties to the Company, unless the court believes that in light of all the circumstances indemnification should apply.

         Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing the minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

         Our Amended and Restated Certificate of Incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach of fiduciary duty as a director, except for liability:

                  - for any breach of the director's duty of loyalty to LendingTree or its stockholders;

                  - for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

                  - under the section 174 of the Delaware General Corporation Law regarding unlawful dividends and stock purchases; or

                  - for any transaction from which the director derived an improper personal benefit.

         These provisions are permitted under Delaware law.

         Our Amended and Restated Bylaws provide that:

                  - we must indemnify our directors and officers to the fullest extent permitted by Delaware law;

                  - we may indemnify our other employees and agents to the same extent that we indemnified our officers and directors, unless otherwise determined by our Board of Directors; and

                  - we must advance expenses, as incurred, to our directors and executive officers in connection with a legal proceeding to the fullest extent permitted by Delaware Law.

         The indemnification provisions contained in the Company's Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws are not exclusive of any other rights to which a person may be entitled by law, agreement, vote of stockholders or disinterested directors or otherwise. In addition, the Company maintains insurance on behalf of its directors and executive officers insuring them against any liability asserted against them in their capacities as directors or officers or arising out of such status.

Item 16. List of Exhibits.

         The Exhibits to this registration statement are listed in the Index to Exhibits on page II-7.

Item 17. Undertakings.

         The undersigned registrant hereby undertakes:

         1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (i) To include any prospectus required by section 10(a)(3) of the 1933 Act;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may, in reliance upon Rule 430A, be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

                  provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by LendingTree pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this registration statement.

         2. That, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         4. For purposes of determining any liability under the 1933 Act, each filing of the registrant's annual report pursuant to
                  Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bonafide offering thereof.

         5. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Charlotte, State of North Carolina on June 25, 2001.


                                     LENDINGTREE, INC.





                                     By  /s/ Keith B. Hall
                                         ---------------------------------------
                                         Name:  Keith B. Hall
                                         Title: Chief Financial Officer, Senior
                                                Vice President, and Treasurer


         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

                  Signature                                        Title(s)                                 Date
                  ---------                                        --------                                 ----
                                                    Chief Executive Officer and Director                June 25, 2001
                     *                              (Principal Executive Officer)
      ---------------------------------
               Douglas R. Lebda


                                                    Chief Financial Officer, Senior Vice                June 25, 2001
                                                    President, and Treasurer (Principal
            /s/ Keith B. Hall                       Financial and Accounting Officer)
      ---------------------------------
                Keith B. Hall


                                                    Senior Vice President and Chief                     June 25, 2001
                                                    Operating Officer (Principal Operating
                     *                              Officer)
      ---------------------------------
                Thomas Reddin


                                                    Director                                            June 25, 2001
                     *
      ---------------------------------
               James Carthaus


                                                    Director                                            June 25, 2001
                     *
      ---------------------------------
                Richard Field


                                                    Director                                            June 25, 2001
                     *
      ---------------------------------
               Robert Kennedy


                                                    Director                                            June 25, 2001
                     *
      ---------------------------------
            Daniel Charles Lieber


                                                    Director                                            June 25, 2001
                     *
      ---------------------------------
                Robert Spass


                                                    Director                                            June 25, 2001
                     *
      ---------------------------------
             W. James Tozer, Jr.


                                                    Director                                            June 25, 2001
                     *
      ---------------------------------
                Dale Gibbons

      * By:   /s/ Keith B. Hall
           ----------------------------
                Attorney-in-fact

                                  EXHIBIT INDEX

Exhibit
Number                              Description of Exhibits
-------                             -----------------------


5.1* Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding legality of securities being registered.

23.1    Consent of PricewaterhouseCoopers LLP.

23.2*   Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in
        Exhibit 5.1).

24.1* Powers of Attorney (included on signature page of the Registration Statement).

---------------
* Previously filed.


                                      II-7